                                                                        424b(1)
                                                             File No. 333-24007

                                  $25,000,000

                                  ENSTAR INC.
                                 8.00% TWO YEAR
                                9.75% FIVE YEAR
                                11.00% TEN YEAR

                            SUBORDINATED DEBENTURES
                          MINIMUM INVESTMENT OF $1,000
                           -------------------------
     ENStar Inc. ("ENStar" or the "Company") is offering hereby Subordinated Debentures in the aggregate principal amount of $25 million. The Subordinated Debentures are unsecured obligations subordinated to all Senior Indebtedness (as defined in the Indenture pursuant to which the Debentures will be issued) of the Company, which may vary from time to time. The Subordinated Debentures are pari passu with all other unsecured indebtedness of the Company, unless such indebtedness is specifically subordinated to the Debentures. The Indenture does not limit the amount of Senior Indebtedness or other indebtedness of the Company. As of March 25, 1997, the Company had no outstanding Senior Indebtedness, other than Senior Indebtedness in the aggregate amount of approximately $27.2 million (the "Michael Assumed Indebtedness"). The Michael Assumed Indebtedness ranks senior to the Subordinated Debentures and represents indebtedness of Michael Foods, Inc (formerly known as North Star Universal, Inc.,) the former shareholder of the Company ("NSU"), assumed by the Company in connection with the Reorganization Transactions described herein. See "Business -- Reorganization Transactions." Michael has agreed to satisfy, and indemnify the Company in full for, all payment and other obligations in respect of such Michael Assumed Indebtedness. As of March 25, 1997, the Company had outstanding other indebtedness in the aggregate principal amount of approximately $3.0 million represented by subordinated debentures that rank pari passu with the Subordinated Debentures offered hereby. The Company is a holding company. Accordingly, to pay the principal and interest on the Debentures, the Company will be dependent on dividends or other transfers from its subsidiaries or it will be required to issue additional indebtedness or additional equity securities or to sell certain of its assets.

     The interest rates at which the Subordinated Debentures will be offered are expected to change by order of the Company from time to time based on the Company's financial needs and current market conditions, but any such change will not affect the interest rate of any Subordinated Debentures purchased prior to the effective date of such change. Any changes in the interest rates at which the Subordinated Debentures will be offered will be made by post-effective amendment to this Prospectus setting forth such changes to the interest rates. Interest on each Debenture will be payable, at the election of the initial purchaser, quarterly, at maturity, or, if the Debenture is in a denomination of $5,000 or more, monthly.

     The Company may, at its option, redeem any or all of the Debentures prior to maturity on at least 30 days (but not more than 60 days) notice to each holder of Debentures to be redeemed, without a premium, at a price of 100% of the principal amount of the Debentures, plus accrued interest on a daily basis to the redemption date. The Company may not reissue redeemed Debentures.

     The Subordinated Debentures are offered by officers and employees of the Company directly without an underwriter and on a continuous basis with an expected termination date in April 1999; however, the Company reserves the right to terminate this offering at any time prior to such date. No minimum amount of Subordinated Debentures must be sold in order for the Company to accept and deposit the proceeds of this offering. There is no assurance that all or any portion of the offered Subordinated Debentures will be sold. It is unlikely that any trading market for the Subordinated Debentures will develop, or, if developed, will be sustained, or that the Debentures may be resold at any price. The Company reserves the right to reject any subscription, in whole or in part.

     The Subordinated Debentures offered hereby are not deposits or accounts with a bank, savings and loan association or other financial institution regulated by federal or state banking authorities and such securities are not entitled to any of the regulatory protections applicable to deposits or accounts with such regulated financial institutions, including deposit insurance or governmental guarantees.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                           -------------------------
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                                        UNDERWRITING
                                                      PRICE TO          DISCOUNT AND         PROCEEDS TO
                                                       PUBLIC            COMMISSION          COMPANY(1)
------------------------------------------------------------------------------------------------------------
Per Debenture...................................        100%                None                100%
------------------------------------------------------------------------------------------------------------
Total...........................................     $25,000,000            None             $25,000,000
============================================================================================================

(1) Before deducting expenses payable by the Company estimated at $95,000.

                  THE DATE OF THIS PROSPECTUS IS APRIL 4, 1997

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the Debentures offered hereby has been filed with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Debentures offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected by anyone without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. A copy of the Registration Statement is also available on the Commission's Edgar site on the World Wide Web at: http://www.sec.gov.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

THE COMPANY

     ENStar, a Minnesota corporation formed in 1995, is a holding company. Its principal subsidiaries are Americable, Inc. ("Americable") and Transition Networks, Inc. ("Transition"). Americable is a provider of connectivity and networking products and services. Transition is a manufacturer of connectivity devices used in local area network ("LAN") applications. At March 25, 1997, ENStar (through Americable) also owned 1,025,000 shares of common stock of CorVel Corporation ("CorVel"), or an approximate 23% interest in CorVel, a provider of cost containment and managed care services designed to address the medical costs of workers' compensation.

     ENStar was formerly a wholly owned subsidiary of NSU. In connection with transactions (the "Reorganization Transactions") consummated pursuant to a reorganization agreement entered into between NSU and Michael Foods, Inc. ("Michael"), NSU transferred, on or prior to February 28, 1997, to ENStar certain of its assets, including its shares of common stock of Americable and Transition and its shares of CorVel and certain other assets. Pursuant to the Reorganization Transactions, (i) NSU merged with Michael and (ii) the outstanding common stock of ENStar (the "ENStar Common Stock") was distributed to the shareholders of NSU (the "Distribution"). As a result of the Distribution, ENStar ceased to be a subsidiary of NSU and became a publicly owned company whose stock is quoted on the Nasdaq National Market under the symbol "ENSR." In connection with the Reorganization Transactions, Michael has agreed to pay in full all Michael Assumed Indebtedness within six months of consummation of the Reorganization Transactions, and Michael has notified holders of the Michael Assumed Indebtedness that it intends to redeem such indebtedness on April 15, 1997. In connection with the Reorganization Transactions, ENStar agreed to indemnify Michael against certain losses arising from the Reorganization Transactions and to assume certain liabilities of NSU. See "BUSINESS -- Reorganization Transactions."

     Americable is a provider of networking and connectivity products and services used in providing solutions for customers operating a wide range of data communications systems. As a network integrator, Americable Network Technologies provides products and services designed to build and manage LAN and wide area network ("WAN") infrastructures for large and medium sized organizations. These network services include planning, implementation, maintenance, security and product fulfillment. Following the completion of the Reorganization Transactions, Americable's network integration business was renamed ENStar Networking Corporation. As a value-added distributor, Americable supplies a wide array of voice and data communications related products such as cable (both copper and fiber optic), cable assemblies, components (blocks, jacks, connectors, patch cords and patch panels) and networking hardware. Through American Custom Products, Americable provides manufacturing capabilities designed to satisfy the needs of customers that require custom or specialty cable assemblies.

     Transition develops, manufactures, markets and supports a broad line of data networking hardware products that provide physical connectivity for LANs and mini- and mainframe networks. Physical connectivity devices enable computing and other electronic devices to communicate over a LAN. These devices include high-speed switches, managed and unmanaged hubs, transceivers, media converters and other related networking devices. Transition's products include intelligent hubs and switches and passive and active terminal and related products. Transition sells its products to a number of volume distributors and value-added resellers ("VARs") throughout the United States and certain countries worldwide.

     CorVel is an independent nationwide provider of medical cost containment and managed care services designed to address escalating medical costs. CorVel's services include preferred provider organizations, automated medical fee auditing, medical case management, independent medical examinations, utilization review and vocational rehabilitation services. Such services are provided to insurance companies, third party administrators and employers to assist them in managing the medical costs and monitoring the quality of care associated with medical claims. The common stock of CorVel is included on the Nasdaq National Market under the symbol CRVL.

     The mailing address of ENStar's principal executive office is 6479 City West Parkway, Eden Prairie, Minnesota, 55344; its telephone number is (612) 941-3200.

THE OFFERING

Securities Offered............   The Company is offering up to $25,000,000
                                 principal amount Subordinated Debentures (the
                                 "Debentures"). The Two, Five and Ten Year
                                 Debentures have maturities of two, five and ten years, respectively, and mature on the first day of the month immediately following the second, fifth and tenth anniversary of the date of issuance, respectively. See "DESCRIPTION OF
                                 DEBENTURES -- General."

Interest Rate and Payment.....   Interest on the Debentures will accrue from the
                                 date of issuance. Interest will be payable quarterly or at maturity at the option of the Debenture holder. If the interest is paid at maturity only, it will be compounded quarterly.
                                 Additionally, holders of Debentures in
                                 denominations of $5,000 or more may elect to receive interest payments monthly. Once issued, the interest rate applicable to a Debenture will not adjust prior to maturity. See
                                 "DESCRIPTION OF DEBENTURES -- Interest."

Redemption....................   The Debentures are redeemable at the Company's
                                 option, in whole or in part, at any time prior to maturity on at least 30 days (but not more than 60 days) notice to each holder of Debentures to be redeemed, without a premium, at a price of 100% of the principal amount of the Debentures, plus accrued interest on a daily basis to the redemption date. See
                                 "DESCRIPTION OF DEBENTURES -- Redemption at the
                                 Option of the Company."

Repayment upon Death..........   Under certain circumstances, the Company will
                                 repay up to $25,000 in aggregate principal amount of Debentures at par upon the death of a Debenture holder. See "DESCRIPTION OF
                                 DEBENTURES -- Redemption by the Holder Upon
                                 Death."

Subordination.................   The Debentures are unsecured obligations of the
                                 Company and subordinated to all present and future Senior Indebtedness of the Company, as defined in the Indenture. The Debentures are pari passu with all other unsecured indebtedness of the Company, unless such indebtedness is specially subordinated to the Debentures. There are no restrictions in the Indenture on incurring additional Senior
                                 Indebtedness or other indebtedness. As of March
                                 25, 1997, the Company had no outstanding Senior
                                 Indebtedness, other than Senior Indebtedness in the aggregate amount of approximately $27.2 million (the "Michael Assumed Indebtedness").
                                 The Michael Assumed Indebtedness ranks senior to the Subordinated Debentures and was assumed by the Company in connection with Reorganization Transactions. Michael has agreed to satisfy, and indemnify the Company in full for, all payment and other obligations in respect of such Michael Assumed Indebtedness.
                                 In addition, in connection with the
                                 Reorganization Transactions, Michael has agreed to pay in full all Michael Assumed Indebtedness within six months of consummation of the Reorganization Transactions, and Michael has notified holders of the Michael Assumed
                                 Indebtedness that it intends to redeem such indebtedness on April 15, 1997. As of March 25,
                                 1997, the Company had outstanding other
                                 indebtedness in the aggregate principal amount of approximately $3.0 million represented by subordinated debentures that rank pari passu with the Subordinated Debentures offered hereby. See "DESCRIPTION OF DEBENTURES --
                                 Subordination."

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth certain selected historical consolidated financial information of ENStar that has been derived from and should be read in conjunction with ENStar's Consolidated Financial Statements, including the Notes thereto, which are included elsewhere in this Prospectus:

                                                               YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------------------
                                                   1996       1995       1994       1993       1992
                                                   ----       ----       ----       ----       ----
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA(1)
Revenues........................................  $64,123    $54,891    $47,193    $46,756    $42,025
Operating income (loss).........................      (53)     1,033       (702)    (1,978)    (1,151)
Interest expense, net...........................     (204)      (247)      (348)      (361)      (373)
Income (loss) before income taxes and equity in
  earnings of unconsolidated subsidiary.........     (257)       786     (1,050)    (2,339)    (1,524)
                                                  -------    -------    -------    -------    -------
Net income (loss)...............................  $ 1,072    $ 1,572    $   286    $(1,524)   $  (550)
                                                  =======    =======    =======    =======    =======
Net income (loss) per share(2)..................  $  0.32    $  0.49    $  0.09    $ (0.48)   $ (0.17)
                                                  =======    =======    =======    =======    =======
Weighted average common and common equivalent
  shares outstanding(2).........................    3,309      3,217      3,235      3,146      3,146
CONSOLIDATED BALANCE SHEET DATA (END OF
  PERIOD)(1)
Total assets....................................  $36,015    $35,251    $32,243    $30,222    $30,318
Long-term debt, including current maturities....    1,178      1,246      3,607      3,443      3,898
Shareholders' equity............................   20,947     19,694     18,176     17,035     17,262

-------------------------
(1) See Notes 1 and 2 to Notes to ENStar's Consolidated Financial Statements for a description of the entities included in the consolidated financial statements and the basis on which the consolidated financial statements were prepared.
(2) Net income (loss) per share was computed using the weighted average number of outstanding shares of NSU Common Stock during each period presented adjusted for the Distribution of one share of ENStar Common Stock for every three shares of NSU Common Stock outstanding. Except for 1994, in which year stock options were not dilutive for computation of earnings per share at NSU, such options were dilutive when computing earnings per share for ENStar.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Debentures.

ABSENCE OF INSURANCE AND GUARANTEES

     The Debentures are not insured or guaranteed by any governmental agency or any public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. In these respects, the Debentures are similar to the subordinated unsecured debt securities of other commercial entities, but are unlike certificates of deposits or other similar accounts offered by banks and savings institutions.

LIMITED COVENANTS; ABSENCE OF SINKING FUND

     The Debentures do not have the benefit of extensive covenants. The covenants in the Indenture are not designed to protect holders of the Debentures in the event of a material adverse change in the Company's financial condition or results of operations. These covenants do not place any restriction on the Company's ability, among other things, to create or incur Senior Indebtedness or other indebtedness or to pay dividends. The Indenture does not contain provisions that permit the holders of Debentures to require that the Company repurchase or redeem the Debentures in the event of a takeover, redemption, recapitalization or similar restructuring, and the Indenture does not contain covenants specifically designed to protect holders of the Debentures in the event of a highly leveraged transaction involving the Company. In addition, the Debentures will not have the benefit of sinking fund payments by the Company.

NO MARKET FOR THE DEBENTURES

     The Debentures will not be listed on a national securities exchange or authorized for quotation on the Nasdaq National Market. It is unlikely that any trading market for the Debentures will develop, or if developed, will be sustained, or that the Debentures may be resold at any price. In addition, the Debentures may be issued in uneven amounts which could further restrict the ability to trade the Debentures.

LIMITED HISTORY OF PROFITABILITY; UNCERTAINTY OF FUTURE RESULTS

     ENStar has a limited history of profitability. ENStar experienced operating losses during 1992, 1993, 1994 and 1996. During 1995, ENStar generated operating income of approximately $1.0 million. Further ENStar expects to record an operating loss for the year ended December 31, 1997 primarily as a result of expected reduction in demand from certain large customers at Americable and the costs associated with the addition to the number of services offered to Americable customers, the addition of new engineering and sales personnel at Americable and Transition and weaker than expected demand for Transition's products. Americable derives its revenues from three primary lines of business: networking products and services, cable and connectivity products and cable assemblies. Americable has recently increased the focus of its business on network services, which are generally more profitable. No assurance can be made, however, that Americable will be successful in increasing revenues from its network services. In addition, Americable continues to make significant investments in new sales, engineering and technical personnel.

     Transition's ability to maintain its present level of sales and its historical sales growth is highly dependent upon its ability to offer new products that meet customers' demands in a rapidly changing market, particularly in light of the relatively short life cycle of its products. In order to achieve market acceptance of new products, Transition plans to continue its investment in research and development. Transition had research and development expenses of approximately $1.2 million (10% of net sales) in 1994, $1.0 million (7% of net sales) in 1995 and $1.5 million (9% of net sales) in 1996. See
"BUSINESS -- Research and Development." There can be no assurance, however, that its research and development efforts will result in commercially successful new products in the future. In addition, Transition believes that sales and marketing expenses will continue to increase in terms of absolute dollars in an effort to differentiate its products and enhance its competitive position.

     These anticipated increases in operating expenses at both Americable and Transition may result in lower operating profit at ENStar, if the companies are unable to maintain their respective current gross profit margins and continued sales growth. Further, if Americable is not successful in generating higher volumes of service revenues, its operating margins could decline and its ability to maintain its current operating profitability could be materially adversely affected. Based on the above factors, there can be no assurance that ENStar will be able to increase or sustain its profitability on a quarterly or annual basis in the future.

     Sustained operating losses could lead to cash flow shortages, which in turn could materially adversely affect ENStar's ability to make scheduled payments on its indebtedness, including the Debentures. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Results of Operations."

CASH FLOW DEFICITS

     ENStar has experienced cash flow deficits from operations in certain prior years. ENStar's ratio of earnings to fixed charges for each of the five fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 was (.50), 2.54,
(0.72), (2.68) and (1.46), respectively. During the years 1996, 1994, 1993, and
1992, the Company's earnings were inadequate to cover its fixed charges. The coverage deficiency was approximately $257,000, $1,050,000, $2,339,000 and $1,524,000 for the fiscal years ended December 31, 1996, 1994, 1993 and 1992, respectively. Based on the Company's recent cash flow deficits, the Company does not expect its fixed charges to decrease significantly or for its earnings from its operating subsidiaries to improve significantly. The Company's ability to repay the Debentures could be adversely affected if its cash flow deficits continue and the Company were unable to raise additional funds through the issuance of new debt or equity securities or the sale of assets of the Company. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Capital Resources and Liquidity."

SUBORDINATION OF DEBENTURES; NO LIMITATION ON INDEBTEDNESS OF THE COMPANY

     The Debentures are subordinate and junior to any and all Senior Indebtedness of the Company, as defined in the Indenture and rank pari passu with all other unsecured indebtedness of the Company not expressly subordinated to the Debentures. There are no restrictions in the Indenture regarding the amount of Senior Indebtedness or other indebtedness of the Company, which may fluctuate. In the event of a default on the Senior Indebtedness or the liquidation of the Company, all Senior Indebtedness must be paid prior to any payment of principal or interest on the Debentures. As of March 25, 1997, the Company had no outstanding Senior Indebtedness, other than Michael Assumed Indebtedness in the aggregate amount of approximately $27.2 million. The Michael Assumed Indebtedness was assumed by the Company in connection with the Reorganization Transactions. Michael has agreed to satisfy, and indemnify the Company in full for, all payment and other obligations in respect of such Michael Assumed Indebtedness, and has agreed to cause NSU to pay in full all Michael Assumed Indebtedness within six months of consummation of the Reorganization Transactions. Michael has notified holders of the Michael Assumed Indebtedness that it intends to redeem the Michael Assumed Indebtedness on April 15, 1997. As of March 25, 1997, the Company had outstanding other indebtedness in the aggregate principal amount of approximately $3.0 million represented by subordinated debentures that rank pari passu with the Subordinated Debentures offered hereby. See "DESCRIPTION OF THE DEBENTURES -- Subordination."

NO SECURITY FOR PAYMENT

     The Debentures offered hereby are unsecured and do not have the benefit of a sinking fund or other similar provision providing for retirement of the Debentures at their maturity. The Company is a holding company. Accordingly, to pay the principal and interest on the Debentures, the Company will be dependent on dividends or other transfers from its subsidiaries or it will be required to issue additional indebtedness or additional equity securities or to sell certain of its assets. The ability of the Company's subsidiaries to pay dividends or make other transfers to the Company may be restricted by their respective operating performances, cash flows and covenants with such subsidiaries' lender. Further, no assurance can be made that the

Company will be able to issue additional indebtedness, additional equity securities or sell any of its assets on favorable terms or at all. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Capital Resources and Liquidity."

REDEMPTION

     The Company, at its option, may at any time redeem all or a portion of the outstanding Debentures at any time prior to maturity on at least 30 days (but not more than 60 days) notice to each holder of Debentures to be redeemed. If the Company redeems less than all of the outstanding Debentures, the Company will redeem the Debentures by interest rate or maturity. The Debentures will be redeemed without a premium at a price of 100% of the principal amount plus accrued but unpaid interest. Upon redemption, former holders of Debentures redeemed will no longer have rights under the Indenture. See "DESCRIPTION OF DEBENTURES -- Redemption at the Option of the Company."

NO FIRM UNDERWRITING COMMITMENT

     The Debentures are being offered by officers and employees of the Company without a firm underwriting commitment. While the Company intends to seek to sell $25 million principal amount of Debentures, the Company has not established a minimum amount of proceeds that must be received from the sale of Debentures in order to accept proceeds from Debentures actually sold. Accordingly, no assurance can be given as to the principal amount of Debentures that will be sold. See "USE OF PROCEEDS."

CERTAIN RISKS PERTAINING TO THE CORVEL COMMON STOCK

     Because CorVel is not a wholly owned subsidiary, the Company does not have the ability to utilize cash flows from CorVel in connection with its wholly owned operating subsidiaries or to repay its indebtedness, including the Debentures. The only cash the Company can obtain from CorVel is cash dividend payments made to all CorVel shareholders. Since its initial public offering, CorVel has not paid any dividends and it has indicated that it does not anticipate doing so during the foreseeable future. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Capital Resources and Liquidity."

     ENStar does not have any agreement with CorVel requiring CorVel to register the shares of CorVel Common Stock currently held by ENStar for sale under federal or state securities laws. In the absence of registration of its CorVel Common Stock, the ability of ENStar or, after the Distribution, Americable to sell the CorVel Common Stock will be limited to sales pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the volume limitations thereof, and to private negotiated sales, which may adversely affect the ability of ENStar to sell a large portion of the holdings of CorVel Common Stock at a given time.

PRODUCT AND SERVICE DEVELOPMENT RISKS

     With respect to Transition, the market for networking products is subject to rapid technological change, evolving industry standards and frequent new product introductions and, therefore, requires a high level of expenditures for research and development. Transition may be required to incur significant expenditures to develop such product offerings. There can be no assurance that Transition will be successful in identifying, sourcing, developing and marketing product enhancements or new products that respond to this rapidly changing market. Also, there can be no assurance that its product enhancements and new products will adequately meet the requirements of the marketplace and achieve market acceptance. A critical factor in market acceptance of product enhancements and new products is the timely introduction of such products and enhancements in order to take advantage of existing market opportunities. Transition has, in the past, experienced delays in the introduction of certain of its new products and enhancements. See "BUSINESS -- Business
Strategy -- Transition" and "-- Products and Services -- Transition."

     The markets for Americable's products and services are also characterized by rapidly changing technology and frequent new product and service offerings by its competitors. The introduction of new technologies can render existing products and services obsolete or unmarketable. Americable's continued success will depend on its ability to enhance existing products and services and to develop and introduce, on a timely and cost-effective basis, new products and services that keep pace with technological developments and address increasingly sophisticated customer requirements. See "BUSINESS -- Business Strategy -- Americable" and "-- Products and Services -- Americable."

     ENStar's business, financial condition and results of operations could be materially adversely affected if Transition were to incur delays in developing or introducing new products or product enhancements or if such new products or product enhancements did not gain market acceptance or in the event that Americable were to incur delays in sourcing and developing new products and services or that these products and services would achieve market acceptance.

EXPANSION STRATEGY

     ENStar's expansion strategy includes both internal growth and the identification and pursuit of acquisition opportunities at Americable. Americable currently operates in six locations and the success and the rate of Americable's expansion into new geographical markets will depend on a number of factors, including general economic and business conditions affecting the industries of Americable's customers in such markets, competition, the availability of sufficient capital, the availability of sufficient inventory to meet customer demand, and the ability to attract and retain qualified personnel and operate effectively in geographic areas in which Americable has no prior experience. As a result, there can be no assurance that Americable will be able to achieve its planned expansion on a timely or profitable basis.

     Americable intends to identify and pursue acquisition opportunities as a means to expand its geographic coverage and enhance service capabilities offered to its customers. However, viable acquisition candidates may not be available to Americable on acceptable terms or at all. Furthermore, Americable has not engaged in any significant acquisitions recently, and no assurance can be made that Americable will be able to successfully acquire or integrate the operations of another business into the operations and business of Americable. Americable has no present commitments, agreements or understandings with respect to any acquisitions.

     If Americable continues to grow, it may be required to make further investments in personnel and information technology systems. Failure to successfully hire or retain such personnel or implement such systems could have a material adverse effect on ENStar's results of operations and financial condition. There can be no assurance that Americable will be able to manage its expanding operations effectively, that it will be able to maintain or accelerate its recent growth or that Americable will be able to continue to operate profitably. See "BUSINESS -- Business Strategy."

FLUCTUATIONS IN QUARTERLY RESULTS

     ENStar's quarterly revenues and operating results have varied significantly in the past and will likely continue to do so in the future. Quarterly revenues and operating results may fluctuate as a result of the demand for Americable's and Transition's products and services, the introduction of new hardware and software technologies offering improved features, the introduction of new products and services by competitors, changes in the level of operating expenses, competitive conditions and economic conditions generally. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION."

     At Americable, the purchase of its products and services generally involves a significant commitment of capital, with the delays frequently associated with large capital expenditures and required authorization procedures within an organization. Such expenditures by customers can range from $50,000 to over $500,000. The sales cycle for Americable's products and services generally ranges from three to nine months depending on the size of the project, extent of competition and degree of the customer's technical expertise. For these and other reasons, Americable's operating results are subject to a number of risks over which it has little or no control, including customers' technology life cycle needs, budgetary constraints and internal authorization reviews. Further, Americable is increasing its operating expenses, including an increase in personnel, based on anticipated revenue growth in its networking line of business.

     A variety of factors may cause period-to-period fluctuations in the operating results of Transition. Such factors include, but are not limited to, product mix, competitive pricing pressures, material costs and timely availability, revenue and expenses related to new product introductions, as well as delays in customer purchases in anticipation of new products or enhancements by Transition or its competitors. Further, Transition plans to continue to invest in research and development, sales and marketing and technical support staff.

     ENStar's operating results also could be adversely affected if it is unable to adjust spending sufficiently in a timely manner to compensate for any unexpected revenue shortfall.

DEPENDENCE ON, AND NEED TO RECRUIT AND RETAIN, KEY PERSONNEL

     ENStar's success depends to a significant extent on its ability to attract and retain key personnel. In particular, Americable and Transition are dependent on their respective engineering and technical personnel. Competition for such technical personnel is intense and no assurance can be given that ENStar will be able to recruit and to retain such personnel. The failure to recruit and to retain management and technical personnel could have a material adverse effect on ENStar's anticipated growth, revenues and results of operations.

CONCENTRATION OF REVENUES

     During 1995 and 1996, Mayo Foundation accounted for approximately 11% and 12%, respectively, of Americable's net sales. During the first quarter of 1997, Americable has experienced a significant reduction in demand from Mayo Foundation which is expected to continue. This reduction in demand will adversely impact ENStar's results of operations during 1997, and thereafter, to the extent sales from new and existing customers at Americable are not sufficient to offset this decline. No other customers accounted for more than 10% of Americable's revenues. In addition, Americable derived approximately 61% of its revenues from its 100 largest customers in 1995, and 62% of its revenues from its 100 largest customers in 1996. While Americable seeks to build long-term customer relationships, revenues from any particular customer can fluctuate from period to period due to such customer's purchasing patterns.

     Transition distributes its products through an expanding network of reseller channels, which include a number of regionally based domestic and international volume distributors and, to a lesser extent, VARs. In 1995 and 1996, Americable was Transition's largest domestic customer accounting for approximately 14% and 13%, respectively, of domestic net sales (9% and 9%, respectively, overall). During 1995 and 1996, Transition's largest international customer accounted for approximately 11% and 11%, respectively, of international net sales (4% and 4%, respectively, overall). Moreover, the ten distributors that sold the largest amount of Transition's products accounted for approximately 39% and 43%, respectively, of Transition's net sales for 1995 and 1996.

     Any termination or significant disruption of the companies' relationships with a number of its principal customers could have a material adverse effect on ENStar's business, financial condition and results of operations. In addition, a deterioration in the financial condition of any of its principal customers could expose ENStar to the possibility of large accounts receivable write-offs, which would adversely affect ENStar's financial condition and results of operations. See "BUSINESS -- Marketing and Customers."

DEPENDENCE ON KEY SUPPLIERS AND PRODUCT SUPPLY

     The networking industry has experienced product supply shortages and customer order backlogs due to the inability of certain manufacturers to supply certain products on a timely basis. In addition, certain suppliers have initiated new channels of distribution that increase competition for the available product supply. There can be no assurance that suppliers will be able to maintain an adequate supply of products to fulfill Americable's and Transition's customer orders on a timely basis. Both Americable and Transition have experienced product supply shortages in the past and expect to experience such shortages from time to time in the future. Failure to obtain adequate product supplies or fulfill customer orders on a timely basis or substantial change in the cost of components could affect the companies' ability to deliver products in a timely and cost-effective manner and could have a material adverse effect on ENStar's business, financial condition, and results of operations.

     Transition's products include certain components, including some produced by Novacom Technologies, Ltd., that are currently available from single or limited sources, some of which require long order lead times. Although Transition believes that it would be able to obtain alternative sources of supply for the components included in its products if required, there can be no assurance that Transition will be able to locate any such sources or will be able to obtain alternative sources of supply on a timely and economic basis, if at all. Any reduction in supply, interruption or extended delay in timely supply or change in costs of components could materially adversely affect Transition's business and results of operations and, consequently, the business, financial condition and results of operations of ENStar.

     A significant portion of Americable's revenues is derived from sales of network hardware, including products of various major suppliers. During 1996, approximately 23% of the Americable's sales represented products manufactured by Bay Networks, Inc. Americable's agreements with those suppliers from which it purchases products directly generally contain provisions for periodic renewals and for termination by the supplier without cause, generally upon relatively short notice. Although Americable believes its supplier relationships are good, there can be no assurance that Americable's relationships will continue as presently in effect. Although Americable believes that it would be able to obtain alternative sources of supply for its products if required, there can be no assurance that Americable will be able to locate any such sources or will be able to obtain alternative sources of supply on a timely and economic basis, if at all. The loss of a major supplier, including Bay Networks, Inc., the deterioration of Americable's relationship with a major supplier or the failure of Americable to establish good relationships with major new suppliers as they develop could have a material adverse effect on ENStar's business.

INVENTORY MANAGEMENT

     The networking industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence, which can place inventory at considerable valuation risk. The typical life cycle of Transition's products ranges from 18 months to three years for its basic LAN and terminal products and from 12 to 18 months for its advanced LAN products. Some of Transition's products include components that are currently available from limited sources and require long order lead times. Because of the long lead times and Transition's desire to be responsive to customer demand, Transition has maintained higher inventory levels compared to other networking manufacturers. Transition's inventories are valued at the lower of cost or market and management periodically assesses the appropriateness of the inventory valuations giving consideration to any slow-moving and nonsalable inventory relative to current market selling prices of comparable products. Provisions for inventory obsolescence are recorded in the period any valuation impairments are identified. For 1995 and 1996, total inventory write-offs as a percentage of net sales were approximately 1% and 2.3%, respectively. During the fourth quarter of 1996, Transition recorded approximately $500,000 of provision for inventory obsolescence related to the discontinuance of one of its advanced LAN stackable hub product lines. Due to the ongoing risk of product obsolescence and changes in customer demand, there can be no assurances that Transition will be able to successfully manage its existing and future inventories.

     Although it is industry practice for Americable's suppliers to provide price protection to VARs such as Americable in order to reduce the risk of inventory devaluation, such policies are subject to change. Americable also has the option of returning, subject to certain limitations, a percentage of its current product inventories each quarter to certain manufacturers as it assesses each product's current and forecasted demand. The amount of inventory that can be returned to suppliers varies under Americable's agreements and such return policies may provide only limited protection against excess inventory. There can be no assurance that suppliers will continue such policies, that unforeseen new product developments will not affect Americable adversely or that Americable can successfully manage its existing and future inventories. Any inventory adjustments could adversely affect ENStar's financial condition and results of operations.

COMPETITION

     Each of ENStar's businesses faces substantial competition from a large number of companies, some of which are larger, have greater financial resources, broader name recognition and, in many cases, lower product and operating costs than ENStar.

     The industry in which Transition operates is highly competitive, and Transition believes that such competition will continue to intensify. The industry is characterized by rapid technological change, short product life cycles, frequent product introductions and evolving industry standards. Transition competes with a number of independent companies focused on the LAN market, including companies with significantly greater financial resources, more extensive business experience, and greater market and service capabilities than Transition. Transition competes with a number of companies focused on designing and manufacturing products for the LAN market, including, among others, 3Com Corp., Bay Networks, Inc., Cabletron System, Inc. Allied Telesyn International and Digi International. Americable faces competition from large system integrators such as CompuCom Systems Inc., Vanstar Corporation and a significant number of smaller regional VARs and network integrators. Additional competitors within Americable's distribution business include, among others, Anixter International Inc., and Anicom, Inc., Inc. See "BUSINESS -- Competition." There can be no assurance that ENStar will be able to compete successfully.

     ENStar expects to face further competition from new market entrants and possible alliances between competitors in the future. Certain of ENStar's current and potential competitors have greater financial, technical, marketing and other resources than ENStar. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services than ENStar. No assurance can be given that ENStar will be able to compete successfully against current and future competitors. See "BUSINESS -- Competition."

CONTROL BY MICHAEL FAMILY

     James A. Michael and Jeffrey J. Michael, each a member of the Board of Directors of ENStar, and certain limited partnerships controlled by them (the "Michael Family Shareholders"), beneficially own approximately 1,906,158 (or 57.6%) of the outstanding Common Stock of ENStar as of March 3, 1997. See "Principal Shareholders." Accordingly, the Michael Family Shareholders will have the ability to exercise significant influence over the business and affairs of ENStar, including the ability to approve or reject corporate actions requiring the approval of shareholders.

INDEMNIFICATION OBLIGATIONS WITH RESPECT TO REORGANIZATION TRANSACTIONS

     In connection with the Reorganization Transactions, ENStar agreed to indemnify Michael against certain losses and to assume certain liabilities of NSU, including any liabilities arising out of the Distribution and any taxes resulting from the Distribution. See "BUSINESS -- Reorganization Transactions." There can be no assurance that any obligation to indemnify Michael for any such loss or other liability will not have a material adverse effect on the business, financial condition and results of operations of ENStar.

                                  THE COMPANY

     ENStar was formerly a wholly owned subsidiary of NSU. In connection with the Reorganization Transactions, NSU transferred to ENStar, on or prior to February 28, 1997, certain of its assets, including its shares of common stock of Americable and Transition and its shares of CorVel, and certain other assets. Pursuant to the Reorganization Transactions, (i) NSU merged with Michael and
(ii) the outstanding common stock of ENStar (the "ENStar Common Stock") was distributed to the shareholders of NSU (the "Distribution"). As a result of the Distribution, ENStar ceased to be a subsidiary of NSU and became a publicly owned company whose stock is quoted on the Nasdaq National Market under the symbol "ENSR." In connection with the Reorganization Transactions, Michael agreed to pay in full all Michael Assumed Indebtedness within six months of consummation of the Reorganization Transactions. Michael has notified holders of the Michael Assumed Indebtedness that it intends to redeem the Michael Assumed Indebtedness on April 15, 1997. In addition, in connection with the Reorganization Transactions, ENStar agreed to indemnify Michael against certain losses and to assume certain liabilities of NSU. See "BUSINESS -- Reorganization Transactions." ENStar is a holding company. Its principal subsidiaries are Americable and Transition. ENStar also owns 1,025,000 shares of common stock of CorVel, or an approximate 23% interest in CorVel, a provider of cost containment and managed care services designed to address the medical costs of workers' compensation.

     Americable was organized as a Minnesota corporation in 1981 and was acquired by NSU in 1986. Americable is a provider of networking and connectivity products and services used in providing solutions for customers operating a wide range of data communications systems. As a network integrator, Americable Network Technologies provides products and services designed to build and manage LAN and WAN infrastructures for large and medium sized end-users. These network services include planning, implementation, maintenance, security and product fulfillment. Following the completion of the Reorganization Transactions, Americable's network integration business was renamed ENStar Networking Corporation. As a value-added distributor, Americable supplies a wide array of voice and data communications related products such as cable (both copper and fiber optic), cable assemblies, components (blocks, jacks, connectors, patch cords and patch panels) and networking hardware. Through Americable Custom Products, Americable provides manufacturing capabilities to satisfy the needs of customers that require custom or specialty cable assemblies.

     Transition develops, manufactures, markets and supports a broad line of data networking hardware products that provide physical connectivity for LANs and mini- and mainframe networks. Physical connectivity devices enable computing and other electronic devices to communicate over a LAN. These devices include high-speed switches, managed and unmanaged hubs, transceivers, media converters and other related networking devices. Transition's products include intelligent hubs and switches and passive and active terminal and related products. Transition sells its products to a number of volume distributors and VARs throughout the United States and certain countries worldwide.

     CorVel is an independent nationwide provider of medical cost containment and managed care services designed to address escalating medical costs. CorVel's services include preferred provider organizations, automated medical fee auditing, medical case management, independent medical examinations, utilization review and vocational rehabilitation services. Such services are provided to insurance companies, third party administrators and employers to assist them in managing the medical costs and monitoring the quality of care associated with medical claims.

     The mailing address of ENStar's principal executive office is 6479 City West Parkway, Eden Prairie, Minnesota, 55344; its telephone number is (612) 941-3200.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                    YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------
                                                           1996    1995      1994      1993      1992
                                                           ----    ----      ----      ----      ----
Ratio of earnings to fixed charges.....................    (.50)    2.54     (0.72)    (2.68)    (1.46)
Deficiency in earnings to fixed charges................    $257    $  --    $1,050    $2,339    $1,524

     For purposes of calculating the ratios of earnings to fixed charges, earnings are defined as income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest portion on rental payments.

                                USE OF PROCEEDS

     The primary purposes of this offering are to provide additional financing for the Company's growth and to increase the Company's financial flexibility. Net proceeds, including interest earned thereon, to the Company from the sale of the Debentures will be used for general corporate purposes and investment in ENStar's operating companies. Proceeds from the sale of Debentures may also be used from time to time to repurchase ENStar Common Stock depending on market conditions, and, at such time as outstanding Debentures come due, the Company may use proceeds from the sale of new Debentures offered hereby to retire such maturing Debentures. In addition, proceeds from the sale of the Debentures may be used to fund future acquisitions at Americable, although the Company has no present commitments, agreements or understandings with respect to any such acquisitions.

     There is no minimum number or amount of Debentures required to be sold in order to deposit and use the proceeds from sale of Debentures, and there can be no assurance that all or any portion of the Debentures will be sold. Accordingly, the amount of Debentures sold may be substantially less than the maximum offered hereby. In such event, the net proceeds from the sale of the Debentures will be used for the purposes set forth above.

                              PLAN OF DISTRIBUTION

     The Company is offering hereby up to $25 million aggregate principal amount of the Debentures. The Debentures will be offered by authorized officers and employees of the Company directly without an underwriter and on a continuous basis with an expected termination date in April 1999; however, the Company reserves the right to terminate this offering of Debentures at any time prior to such date. In compliance with Rule 3a4-1 of the Exchange Act of 1934, the officers and employees of the Company will limit their participation in the offering of Debentures to preparation of written communication or delivery of communication through the mail or other means that do not involve oral solicitation by the officer or employee, responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser, or performing ministerial and clerical work related to the offering. No underwriting discounts or commissions of any kind will be paid to such officers or employees in connection with this offering. No minimum amount of the Debentures must be sold in order for the Company to accept and deposit the proceeds of this offering.

     The Debentures only may be purchased by means of the offer to purchase Debentures contained in the form of Subscription Agreement provided by the Company (the "Subscription Agreement"). The Company will not accept an offer to purchase Debentures or negotiate checks delivered for payment on the sale of Debentures unless the prospective purchaser has previously received this Prospectus. In the event that the Company receives a properly executed Subscription Agreement and payment for the purchase of Debentures from any person who has previously received this Prospectus, but who has not received a current post-effective amendment thereto, the Company will not accept the Subscription Agreement nor accept any payment therefor until the lapse of five business days following the mailing of a confirmation of sale and current post-effective amendment to such prospective purchaser. During this five business day period, any prospective purchaser of Debentures may revoke his or her offer, orally or in writing, and the Company will promptly return any checks or funds previously delivered to it. Once the Company accepts an offer, however, orders to purchase Debentures and the issuance of such certificates will be deemed to have occurred as of the date of receipt by the Company of a Subscription Agreement and payment. The Company reserves the right to reject any offer to purchase in whole or in part.

     Prospective purchasers who have submitted Subscription Agreements and payment of the purchase price for Debentures may revoke their offer by writing the Company at 6479 City West Parkway, Eden Prairie, Minnesota 55344, Attention:
Investment Department, or by calling (612) 941-3200. Investors seeking information as to the current interest rates for the Debentures may contact the Company at (800) 247-1246 to receive a current quote as to such rates.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following selected financial data of the Company are qualified by reference to and should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Consolidated Financial Statements and the Notes thereto included elsewhere herein. (See Notes 1 and 2 to Notes to Consolidated Financial Statements for a description of the entities included in the consolidated financial statements and the basis on which the consolidated financial statements were prepared.) The consolidated statements of operations data for the years ended December 31, 1996, 1995 and 1994, and the consolidated balance sheet data December 31, 1996 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statements of operations data for the years ended December 31, 1993 and 1992 and the consolidated balance sheet data at December 31, 1994, 1993 and 1992 are derived from audited consolidated financial statements not included herein.

                                                               YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------------------
                                                   1996       1995       1994       1993       1992
                                                   ----       ----       ----       ----       ----
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Revenues........................................  $64,123    $54,891    $47,193    $46,756    $42,025
Operating income (loss).........................      (53)     1,033       (702)    (1,978)    (1,151)
Interest expense, net...........................     (204)      (247)      (348)      (361)      (373)
Income (loss) before income taxes and equity in
  earnings of unconsolidated subsidiary.........     (257)       786     (1,050)    (2,339)    (1,524)
                                                  -------    -------    -------    -------    -------
Net income (loss)...............................  $ 1,072    $ 1,572    $   286    $(1,524)   $  (550)
                                                  =======    =======    =======    =======    =======
Net income (loss) per share(1)..................  $  0.32    $  0.49    $  0.09    $ (0.48)   $ (0.17)
                                                  =======    =======    =======    =======    =======
Weighted average common and common equivalent
  shares outstanding(1).........................    3,309      3,217      3,235      3,146      3,146
CONSOLIDATED BALANCE SHEET DATA (END OF PERIOD)
Total assets....................................  $36,015    $35,251    $32,243    $30,222    $30,318
Long-term debt, including current maturities....    1,178      1,246      3,607      3,443      3,898
Shareholders' equity............................   20,947     19,694     18,176     17,035     17,262

-------------------------
(1) Net income (loss) per share was computed using the weighted average number of outstanding shares of NSU Common Stock during each period presented adjusted for the Distribution of one share of ENStar Common Stock for every three shares of NSU Common Stock outstanding. Except for 1994, in which year stock options were not dilutive for computation of earnings per share at NSU, such options were dilutive when computing earnings per share for ENStar.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus. See "RISK FACTORS."

GENERAL

     ENStar is a holding company. Its principal subsidiaries are Americable, Inc. ("Americable") and Transition Networks, Inc. ("Transition"). Americable is a provider of connectivity and networking products and services. Transition is a manufacturer of connectivity devices used in local area network ("LAN") applications. At December 31, 1996 ENStar also owned 1,225,000 shares of common stock of CorVel Corporation ("CorVel"), or an approximate 26% interest in CorVel, a provider of cost containment and managed care services designed to address the medical costs of workers' compensation. In January 1997, ENStar sold 200,000 shares of CorVel reducing its ownership interest to approximately 23% and, in connection with the Reorganization Transactions, distributed the proceeds of approximately $5.1 million from the sale to NSU in the form of a dividend. The financial statements of ENStar reflect the investment in CorVel assuming ENStar owned a 26% ownership interest for all periods presented. ENStar's investment in CorVel is accounted for as an unconsolidated subsidiary using the equity method of accounting. The common stock of CorVel is included on the Nasdaq National Market under the symbol CRVL.

     ENStar was formerly a wholly owned subsidiary of NSU. In connection with the Reorganization Transactions, NSU transferred to ENStar, on or prior to February 28, 1997, certain of its assets, including its shares of common stock of Americable and Transition and its shares of CorVel, and certain other assets. Pursuant to the Reorganization Transactions, (i) NSU merged with Michael and
(ii) the outstanding common stock of ENStar (the "ENStar Common Stock") was distributed to the shareholders of NSU (the "Distribution"). As a result of the Distribution, ENStar ceased to be a subsidiary of NSU and became a publicly owned company. ENStar's Common Stock is quoted on the Nasdaq National Market under the symbol "ENSR."

     Americable has historically been a distributor of connectivity and networking products. As part of its business strategy, Americable has recently focused on increasing its level of service revenues, which are generally more profitable. Service revenue is primarily derived from network integration services such as network management, maintenance, design and implementation. Americable intends to implement this strategy through continued internal investments in additional sales, engineering and technical personnel at existing and new geographic locations in order to enhance its ability to satisfy the changing technology requirements of its customers. Americable expects that increased operating expenses resulting from these investments will reduce its profitability over the next twelve months to the extent it is unable to maintain its gross margins or continued sales growth.

     Historically, in excess of 90% of Transition's revenues have been derived from the sale of its terminal and basic LAN products. These products have life cycles of 18 to 36 months and are generally sold based on price, availability and functionality. More recently, Transition has focused its product development and marketing efforts on expanding its advanced LAN products in an effort to increase sales with existing customers and participate in broader market opportunities. Due to the increasing design and manufacturing complexities associated with the integration of technologies, the development of advanced LAN products requires a more substantial investment in engineering personnel and related costs. As a result, Transition's future operations are highly dependent on its ability to introduce advanced LAN products on a timely basis that meet customer demands.

     As described in Note 2 to the Consolidated Financial Statements of ENStar, the Consolidated Statements of Operations of ENStar include an allocation of general and administrative costs incurred by

NSU prior to the consummation of the Reorganization Transactions in the management of the operating companies, investment holding and other assets of ENStar. Management believes these allocations are reasonable and present the operations of ENStar as though it has been operated on a stand alone basis prior to the consummation of the Reorganization Transactions.

     The following are summarized operating results for ENStar's two operating subsidiaries for the years ended December 31, 1996, 1995, and 1994 (in thousands):

                                                                  YEARS ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1996       1995       1994
                                                                 ----       ----       ----
Revenues
  Americable................................................    $48,667    $42,160    $36,940
  Transition................................................     17,055     14,266     11,779
  Eliminations..............................................     (1,599)    (1,535)    (1,526)
                                                                -------    -------    -------
                                                                $64,123    $54,891    $47,193
                                                                =======    =======    =======
Gross Profit
  Americable................................................    $11,000    $ 9,979    $ 8,262
  Transition................................................      5,837      5,387      4,603
                                                                -------    -------    -------
                                                                $16,837    $15,366    $12,865
                                                                =======    =======    =======
Selling, General and Administrative Expenses
  Americable................................................    $ 9,829    $ 8,814    $ 8,220
  Transition................................................      5,934      4,465      4,252
  Allocable corporate expenses..............................      1,127      1,054      1,095
                                                                -------    -------    -------
                                                                $16,890    $14,333    $13,567
                                                                =======    =======    =======
Operating Income (Loss)
  Americable................................................    $ 1,171    $ 1,165    $    42
  Transition................................................        (97)       922        351
  Allocable corporate expenses..............................     (1,127)    (1,054)    (1,095)
                                                                -------    -------    -------
                                                                $   (53)   $ 1,033    $  (702)
                                                                =======    =======    =======

RESULTS OF OPERATIONS

1996 vs. 1995

     Consolidated revenues increased $9.2 million, or 17%, to $64.1 million from $54.9 million in 1995.

     Revenues at Americable increased approximately $6.5 million, or 15%, to $48.7 million. This includes increased sales of networking products of approximately $8.3 million and increased revenues from installation and services of approximately $700,000, both due primarily to higher demand. Included in these amounts is approximately $1.6 million of higher sales of networking products to one customer, which is not expected to continue throughout 1997. For 1996, sales of networking products and services and installation were approximately $25 million, or 51%, of Americable's revenues. Sales of cable and other connectivity products decreased approximately $2.3 million, due primarily to lower volume to contractors and resellers and lower demand for certain types of bulk cable due to increased market supply of such product in 1996. In addition, sales of cable assemblies decreased approximately $200,000, due to lower demand experienced between periods.

     Revenues at Transition increased approximately $2.8 million, or 20%, to $17.1 million. Sales of Transition's advanced LAN products increased approximately $1.2 million or 79% to $2.6 million, reflecting additional revenues from new products and product enhancements introduced during 1995 and 1996. Sales from new product introductions and enhancements accounted for approximately 21% of net sales for 1996 versus 9% for 1995. Sales of basic LAN and terminal products increased approximately $1.6 million, or 14%, to $14.5 million. Sales to domestic customers increased approximately $2 million, or 24%, to $11.1 million which primarily reflects higher demand for Transition's products. Sales to international customers increased approximately $800,000, or 15%, to $6 million, which was primarily a result of the addition of new customers. Sales to international customers accounted for approximately 35% and 37% of net sales in 1996 and 1995, respectively. Transition's ability to maintain its present level of sales and its continued sales growth is highly dependent upon its ability to offer new products that meet customer's demands in a rapidly changing market, particularly in light of the relatively short life cycle of its products.

     Consolidated gross profit, as a percent of revenues, decreased to 26.3% in 1996 as compared to 28% in 1995. Decreased margins at Americable are primarily attributable to a higher volume of lower margin networking products and lower pricing on cable due to competition and overall higher market supply on certain types of bulk cable. Decreased margins at Transition are primarily the result of approximately $500,000 of inventory write-downs recorded in the fourth quarter of 1996. ENStar expects its gross profit margins to continue to decline in 1997 due to expected competitive pricing pressures on products sold by both Americable and Transition.

     ENStar's selling, general and administrative expenses increased approximately $2.6 million or 17.8%, to $16.9 million from $14.3 million in 1995. The increase in operating expenses at Americable reflects increased selling expenses of approximately $757,000 due to higher sales salaries, commissions and related expenses and approximately $422,000 of higher engineering expenses due to the addition of technical and engineering personnel. Overall, general and administrative expenses of Americable were relatively unchanged between years.

     Americable anticipates that its revenues in 1997 will be adversely impacted by an expected reduction in demand from its two largest customers in addition to the effects related to its transition to more of a networking service provider. Further, Americable expects that its selling expenses, as a percentage of revenues, will increase in 1997. Such increases will result from the addition of sales and technical personnel and promotional, training and other related costs associated with its service offerings. As a result of these anticipated increases in operating expenses, in addition to possible reductions in revenues, ENStar expects to record operating losses during 1997.

     Transition had increased operating expenses of approximately $1.5 million, or 33%, which reflects increased engineering expenses of approximately $520,000 due to the addition of engineering personnel associated with new product development. In addition, this increase also reflects higher sales and marketing expenses of approximately $890,000, associated with advertising, participation in trade shows, and other promotional expenses. In an effort to successfully develop and launch new advanced LAN products, Transition anticipates the increased levels of spending on engineering, marketing and promotional costs to continue during 1997. If such increased level of spending does not result in the timely introduction of commercially successful products, Transition may experience significantly reduced levels of sales growth and operating results.

     ENStar's research and development expenses (incurred exclusively within Transition) were approximately $1.5 million and $1 million for 1996 and 1995, respectively. The increase in research and development expenses is primarily due to the addition of new engineering personnel associated with new product development.

     Corporate expenses increased approximately $73,000, or 7% primarily due to higher professional fees.

     Net interest expense decreased $43,000 to $204,000 from $247,000 in 1995, due primarily to lower interest rates between years under the Americable and Transition credit facilities.

     The income tax provision in 1996 and 1995 reflects ENStar's estimated effective annual tax rate. See Note 7 to Consolidated Financial Statements of ENStar.

     Equity in earnings of unconsolidated subsidiaries increased approximately $100,000 to $1.3 million from $1.2 million in 1995, which is a result of higher earnings at CorVel. Further information with respect to the results of operations of CorVel is contained in the Management's Discussion and Analysis of Financial

Condition and Results of Operations section of its annual and quarterly reports as filed on Forms 10-K and 10-Q with the Securities and Exchange Commission.

1995 VERSUS 1994

     Revenues at Americable increased approximately $5.2 million, or 14.1%, to $42.1 million. This includes increased revenues of $4.5 million resulting from higher demand for networking products. Of this amount, approximately $3.1 million of sales were attributable to higher volume of networking products with a large end-user customer. The increase in revenue of Americable also includes approximately $650,000 of higher volume of service revenues due to increased focus on services and the addition of technical personnel. In addition, sales of cable assemblies increased by approximately $100,000, primarily as a result of higher demand for OEM assemblies, which was offset by reduced pricing within modular assembly applications due to technological changes.

     Revenues at Transition increased approximately $2.5 million, or 21%, which includes increased sales of approximately $1.1 million, or 25%, to international customers and approximately $1.4 million, or 19% higher sales to domestic customers. Sales to international customers consisted of 37% and 35% of Transition's revenues in 1995 and 1994, respectively. This growth was due to increased unit sales of its terminal products and both its basic and advanced LAN product groups. Overall, these increases are primarily a result of new product introductions during the end of 1994 and throughout 1995. During 1995, new product introductions and enhancements accounted for $1.1 million, or 9% of net sales.

     Consolidated gross profit, as a percentage of revenues, increased to 28% in 1995 as compared to 27.3% in 1994. Increased margins at Americable were primarily attributable to a higher mix of value-added service revenue and, to a lesser extent, improved pricing and improved manufacturing efficiencies within its cable assembly operations. Decreased margins at Transition were a result of lower pricing on certain product lines due to increased competition.

     ENStar's selling, general and administrative expenses increased $766,000, or 5.6% to $14.3 million from $13.6 million in 1994. Operating expenses at Americable increased approximately $600,000, or 7%. This increase reflects higher selling expenses of approximately $700,000, primarily a result of higher sales commissions and the addition of technical and engineering personnel, along with additional expense for amounts earned under its incentive compensation program of approximately $200,000. These increases were offset by the impact of approximately $300,000 of annualized savings realized through reorganizations effected within its U.S. operations in the third quarter of 1994 and the first quarter of 1995.

     ENStar's research and development expenses (incurred exclusively within Transition) were approximately $1.0 million in 1995, compared to approximately $1.2 million in 1994.

     Transition increased operating expenses approximately $213,000 or 5%. This includes approximately $125,000 of increased sales and marketing expenses due to higher promotional and advertising expenses associated with new product introductions and the company's name change, and approximately $220,000 of increased engineering expenses associated with the additional personnel to support new product development. In addition, this increase reflects higher expenses of approximately $175,000 related to moving to a new facility and the addition of administrative personnel and related facility expenses needed to support its overall growth. These increases were offset by a decrease in engineering expenses of approximately $300,000 due to lower spending on parts, equipment, and other costs related to hardware development projects. This reflects a shift towards higher software development associated with its advanced LAN products.

     Net interest expense decreased by approximately $100,000 due primarily to lower outstanding borrowings under Americable's revolving credit facility.

     ENStar's effective combined income tax rate was 51.5% in 1995 and (32.4%) in 1994. See Note 7 to the Consolidated Financial Statements of ENStar.

     Equity in earnings of the Company's unconsolidated subsidiary increased $195,000 to approximately $1.2 million in 1995 from approximately $1.0 million in 1994, which is a result of higher earnings at CorVel.

CorVel's net earnings for the twelve months ended December 31, 1995 were approximately $7.0 million, an increase of approximately $1.5 million or 27% from the previous year.

CAPITAL RESOURCES AND LIQUIDITY

     ENStar has experienced cash flow deficits from operations in certain prior years and has experienced fluctuations in its working capital, which are primarily attributable to the increase in receivables and inventories associated with growth in sales and timing of payments on accounts payable. Cash used in operations was approximately $72,000 in 1996 and $1 million in 1994, versus net cash provided from operations of approximately $1.1 million in 1995.

     ENStar does not have the use of cash generated by CorVel and its subsidiaries. Also, since its initial public offering in 1991, CorVel has not declared any dividends and has indicated that it does not anticipate doing so for the foreseeable future. ENStar may from time to time, depending on market conditions and other factors, sell a portion of its CorVel holdings. The ability of ENStar to sell its CorVel holdings is limited, however, to sales pursuant to Rule 144 of the Securities Act and the volume limitations thereof, and to private negotiated sales, which may adversely affect the ability of ENStar to sell a large portion of the CorVel holdings at a given time.

     In November 1996, ENStar commenced a program (the "Debenture Program"), similar to one previously maintained by NSU, whereby it sells subordinated debentures of various maturities to primarily individual investors. The debentures are offered on a continuous basis at interest rates that change from time to time depending on market conditions. At December 31, 1996, the Company had $945,000 principal amount of subordinated debentures outstanding with weighted average interest rate of 9.44%. Interest on ENStar's outstanding debentures accrues annually and is payable monthly, quarterly, or at maturity.

     In January 1997, ENStar sold 200,000 shares of CorVel for approximately $5.1 million cash. Prior to consummation of the Reorganization Transactions on February 28, 1997, these proceeds along with approximately $1.4 million were paid in the form of a cash dividend to NSU.

     On August 9, 1996, Americable and Transition amended the terms of their revolving credit facility with First Bank National Association to provide borrowings up to $4 million and $2 million, respectively, due in June 1998. Borrowings under the amended revolving credit facilities are based on eligible accounts receivable and inventory with interest at prime (8.25% at December 31, 1996), with optional fixed rate advances at the London Interbank Offered Rate ("LIBOR") plus 2.5%. At December 31, 1996, there were outstanding borrowings of approximately $1.3 million under the revolving line of credit. There were approximately $4.7 million of available borrowings under these credit facilities at December 31, 1996.

     ENStar expects to be able to fund its working capital and capital expenditure requirements for 1997 with cash flow from operations along with the amounts available under the credit facilities of its operating companies. During 1997, ENStar's operating plans call for approximately $1.1 million in capital expenditures.

                                    BUSINESS

GENERAL

     ENStar was formed in December 1995 as a wholly owned subsidiary of NSU. In connection with the Reorganization Transactions, NSU transferred to ENStar, on or prior to February 28, 1997, certain of its assets, including its shares of common stock of Americable and Transition and its shares of CorVel, and certain other assets. Pursuant to the Reorganization Transactions, (i) NSU merged with Michael and (ii) the outstanding common stock of ENStar (the "ENStar Common Stock") was distributed to the shareholders of NSU (the "Distribution"). As a result of the Distribution, ENStar ceased to be a subsidiary of NSU and became a publicly owned company whose stock is quoted on the Nasdaq National Market under the symbol "ENSR." See "-- Reorganization Transactions."

     ENStar's operations consist of the operations of Americable and Transition. ENStar directly employs seven management and administrative employees. In addition, at March 25, 1997, ENStar owned 1,025,000 shares of CorVel common stock, which represents approximately 23% of the outstanding shares of CorVel common stock. The CorVel common stock is traded on the Nasdaq National Market under the Symbol CRVL. The closing price per share of the CorVel common stock on March 24, 1997, was $25.50.

     ENStar may sell from time to time some of its CorVel common stock pursuant to Rule 144 of the Securities Act, or in a registered public offering. Although neither ENStar nor Americable has any contractual right to require CorVel to register its shares of CorVel common stock, CorVel has indicated that it is generally willing to register the shares currently held by ENStar.

UNCONSOLIDATED SUBSIDIARY

     CorVel. Since its initial public offering in June 1991, CorVel has been operated as an independent company. As a less-than-majority-owned subsidiary of NSU, CorVel's operations have not been consolidated with ENStar, and ENStar's investment in CorVel is accounted for under the equity method of accounting. The following summary of CorVel's business has been prepared from information reported by CorVel. Additional information regarding CorVel is available from the reports and other documents prepared and filed by CorVel with the Commission.

     CorVel is an independent nationwide provider of medical cost containment and managed care services designed to address escalating medical costs. CorVel's services include preferred provider organizations, automated medical fee auditing, medical case management, independent medical examinations, utilization review and vocational rehabilitation services. Such services are provided to insurance companies, third party administrators and employers to assist them in managing the medical costs and monitoring the quality of care associated with medical claims.

     Since its initial public offering in June 1991, Jeffrey J. Michael and Peter E. Flynn, have been members of the Board of Directors of CorVel. Based on the past service of Messrs. Michael and Flynn on CorVel's Board of Directors and the Company's position as a significant shareholder of CorVel, the Company believes that Messrs. Michael and Flynn will continue to serve as members of the CorVel Board of Directors and be nominated for re-election to the CorVel Board at the next annual meeting of stockholders of CorVel. There are no agreements, however, between ENStar and CorVel or any of CorVel's stockholders requiring the nomination of Messrs. Michael and Flynn or any designees of ENStar for election as directors of CorVel.

     In connection with the Distribution, ENStar transferred all of its CorVel Common Stock to Americable to satisfy certain federal income tax requirements relating to the Reorganization Transactions. Neither ENStar nor Americable has any agreement with CorVel requiring CorVel to register the shares of CorVel Common Stock. In the absence of registration of its CorVel Common Stock, the ability of ENStar to sell the holdings of CorVel Common Stock will be limited to sales pursuant to Rule 144 of the Securities Act, and the volume limitations thereof, and to private negotiated sales, which may adversely affect the ability of ENStar to sell a large portion of holdings of CorVel Common Stock at a given time.

OPERATING SUBSIDIARIES

GENERAL

     Americable. Americable was organized as a Minnesota corporation in 1981 and was acquired by NSU in December 1986. Americable is a provider of networking and connectivity products and services used in providing solutions for customers operating a wide range of data communications systems. Americable's operations are organized into two primary business units, Americable Network Technologies and Americable Distribution, which are described in more detail below.

     As a network integrator, Americable Network Technologies provides products and services designed to build and manage LAN and WAN infrastructures for large and medium sized end-users. These networking services include planning, implementation, maintenance, security and product fulfillment. Following the completion of the Reorganization Transactions, Americable's network integration business was renamed ENStar Networking Corporation. Americable offers customized, integrated solutions to meet its customers' LAN/WAN needs through a combination of a broad range of network electronics and software from leading manufacturers and through high-quality technical services.

     As a value-added distributor, Americable supplies a wide array of voice and data communication related products such as cable (both copper and fiber optic), cable assemblies, components (blocks, jacks, connectors, patch cords, patch panels) and networking hardware. The principal focus of Americable's distribution business, conducted primarily through National Distribution Sales in Minneapolis, Minnesota, is to provide quality products, prompt reliable delivery of such products and strong customer service both before and after the products are sold. Americable sells to a wide range of customers throughout the United States in the voice and data communications aftermarket, including resellers, other distributors, systems integrators, installers and end-users.

     Through Americable Custom Products, Americable manufactures a wide variety of cable assemblies, subassemblies and specialty products for its customers. While some of these products are manufactured to standard specifications for sale by Americable through its distribution business, most are custom designed and manufactured by Americable to customer specifications. These customer designed products are manufactured for both end-users and OEMs.

     Americable has historically been a distributor of connectivity and networking products. As part of its business strategy, Americable has recently focused on increasing its level of service revenues, which are generally more profitable. Service revenue is primarily derived from network integration services such as network management, maintenance, design and implementation. Americable intends to implement this strategy through continued internal investments in additional sales, engineering and technical personnel at existing and new geographic locations in order to enhance its ability to satisfy the changing technology requirements of its customers.

     Transition. Transition develops, manufactures, markets and supports a broad line of data networking hardware products that provide physical connectivity for LANs and mini- and mainframe networks. Physical connectivity devices enable computing and other electronic devices to communicate over a LAN. These devices include high-speed switches, managed and unmanaged hubs, transceivers, media converters and other related networking devices.

     Transition's products include intelligent hubs and switches, passive and active terminal network products, including baluns, media converters and transceivers, unmanaged Ethernet and Token Ring hubs and related host modules, multi-port multi-media repeaters, network adapter cards and other passive devices. Transition sells its products to a number of volume distributors and VARs throughout the United States and certain countries world-wide. The customers that purchase Transition products through its network of distributors and VARs include system integrators, installers and end-users.

     Historically, in excess of 90% of Transition's revenues have been derived from the sale of its terminal and basic LAN products. These products have life cycles of 18 to 36 months and are generally sold based on price, availability and functionality. More recently, Transition has focused its product development and marketing efforts on expanding its advanced LAN products in an effort to increase sales with existing customers and participate in broader market opportunities. Due to the increasing design and manufacturing complexities associated with the integration of technologies, the development of advanced LAN products require a more substantial investment in engineering personnel and related costs. As a result, Transition's future operations are highly dependent on its ability to introduce advanced LAN products on a timely basis that meet customer demands.

INDUSTRY

     A growing number of organizations are re-engineering their businesses and are using PC-based network technology to enhance productivity. PC networks increase speed and flexibility, provide improved functionality to end-users and provide greater productivity, often at lower costs. The growth in demand for personal computers, along with recent advances in networking technology, have led to an increase in demand for interconnected LANs and WANs. Such networks facilitate efficient and rapid data communications among connected work groups and departments providing for more effective utilization of information and computing resources. As LANs have proliferated, demand for multi-vendor interoperability has led to industry standard network protocols and access methods such as Ethernet and Token-Ring.

     More recently there has been an increasing demand to connect users of LANs in other geographic areas using WANs. Applications such as online services, electronic mail, sharing of databases, multi-site product development and transaction processing are leading the demand for the inter-networking of LANs and WANs. The integration of LANs and WANs requires data communication products which efficiently, reliably and quickly transmit data to appropriate locations.

     In the face of this rapidly changing technological environment, the decision-making process that organizations face when planning, selecting and implementing information technology solutions is growing more complex. Organizations must select from numerous product options with shortening life cycles. Although networks enhance business productivity, they typically present complex management problems and increased administrative costs. Thus, many organizations find it increasingly difficult and costly to maintain the internal infrastructure needed to support their networks. As a result of these trends, companies increasingly seek to outsource the management and support of their PC network infrastructure.

     According to Data Com Market Forecast, it is estimated that in 1997 the overall market in the United States for networking products and services was approximately $80 billion.

BUSINESS STRATEGY

     Americable. Americable's objective is to be a leading provider of a complete range of network products and services to medium to large sized enterprises throughout the United States. To meet this goal, Americable believes it must seek to maintain its current customer relationships and continually expand its customer base in the regions in which it operates, continue to develop strong relationships with its key suppliers, look for opportunities to expand its branch locations and develop and enhance its value-added service offerings.

     During 1996, approximately 5,000 customers purchased products or services from Americable. Management at Americable believes that preserving and enhancing these relationships is a constant priority. Continuous quality improvement in its operations along with expansion and enhancement of its product and service offerings are some of the means that Americable utilizes to enhance its customer relationships.

     Management at Americable also believes that developing strong relationships with the leading manufacturers of networking products allows Americable to offer its customers name brand products that provide the best value in meeting their networking needs. Americable has developed relationships with leading manufacturers within each of its principal product lines, such as Bay Networks, Inc., AMP Incorporated and Berk-Tek Inc. and seeks to add new relationships to expand its value-added service capabilities. Americable believes that utilizing a select range of suppliers allows it to provide superior customer service because its technical personnel are more familiar with the products sold and because such high quality products are generally more reliable. Further, such strong relationships result in greater continuity of product supply.

     From 1991 to 1996, Americable's domestic sales have increased from $27.6 million to $48.7 million. This increase in sales has been generated through internal growth at Americable's four principal locations in Atlanta, Chicago, Dallas and Minneapolis, primarily as a result of the addition of new sales, engineering and technical personnel. Also during 1995, Americable opened smaller satellite offices in Milwaukee, Wisconsin and Fargo, North Dakota. Americable plans to continue its growth strategy through the addition of new sales, engineering and technical personnel in both existing locations and new geographic markets. Americable also intends to look for opportunities to acquire businesses in the same or related industries in an effort to expand geographically or enhance its value-added service offerings.

     Since 1989, Americable has made substantial investments in the development of its value-added networking capabilities primarily through the addition of engineering and technical personnel. During 1995, Americable introduced a number of service offerings designed to provide its customers with customized integrated solutions to meet their unique network computing needs. Revenues from technical services and installation in 1996 represented 8% of Americable's total revenues, of which approximately 2% represents services performed by Americable personnel. The remaining portion of these services are rendered primarily through subcontractors engaged by Americable. Americable expects to continue utilizing the services of outside contractors in addition to its internal personnel in meeting its customers' needs. Americable believes there are opportunities to increase Americable's overall gross margins by increasing the volume of services that it currently offers to its customers and intends to focus on increasing its service revenues.

     Transition. The market for Transition's products is characterized by rapid technological change, constantly evolving industry standards and rigorous competition with respect to timely product innovation. Because the introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable, Transition believes that its future success will depend upon its ability to develop, manufacture and market new products and enhancements to existing products on a cost-effective and timely basis. Transition seeks to identify niche market opportunities for new or enhanced products and quickly respond by offering a new or enhanced product that may have greater capabilities, better functionability or flexibility, greater ease of use or equivalent capabilities or functionability but a lower price point than other competitive products.

     As LANs have proliferated, demand for multi-vendor interoperability has led to industry standard network protocols and access methods such as Ethernet, Token-Ring and Fiber Distributed Data Interface ("FDDI"). Transition has developed the majority of its LAN products using industry standards, primarily Ethernet. Ethernet's cabling media has evolved from coaxial cable to its associated 10BaseTL fiber optic cabling. Management at Transition believes that the LAN/WAN products market will continue to be driven by the migration of end-users to new applications that demand more speed and flexibility. Accordingly, Transition's research and development efforts have been targeted at high speed (100Mbs+) LANs and the integration of LANs and WANs into a single platform.

PRODUCTS AND SERVICES

     Americable. The following is a summary of Americable's consolidated sales by principal product group for 1996:

                                                  AS A PERCENT OF SALES
                                                  ---------------------
Networking Products...........................             51%
Services and Installation.....................              8%
Cable Assemblies..............................             15%
Bulk Cable....................................             12%
Other Connectivity Products...................             14%

     In an effort to offer its customers a "One Company, One Call" solution, each of the above products and service groups is delivered through one or both of Americable's operating units. Each unit works in concert with the others to leverage Americable's product and service offerings across its broad customer base. Set forth below is a description of each unit's operations and market focus.

     Americable Network Technologies

     Through Americable Network Technologies, Americable provides products and services designed to build and manage LAN and WAN infrastructures for large and medium sized enterprises. As a network integrator, Americable offers the following customized, integrated LAN/WAN solutions:

     - Network Planning -- Through the combination of its advanced engineering and project management teams, Americable assists its customers with project planning including requirements design, detailed design and implementation planning. These services are either offered as part of an overall project or arranged separately as a billable service.

     - Network Implementation -- Americable supplies, implements and supports a select range of suppliers of electronics and software platforms from manufacturers such as Bay Networks, Inc., 3Com Corp., Cisco Systems Inc., Shiva Corp., Microsoft Corp., Sun Microsystems Inc. and Compaq Computer Corporation. Americable's line of network products include concentrators, hubs, switches and routers for both existing and emerging technologies such as Ethernet, Token Ring, FDDI, Fast Ethernet and Asynchronous Transfer Mode ("ATM"). Americable also offers remote access products and services that allow the end-user to operate outside of his or her office while still being able to connect to his or her LAN.

     - Network Management -- Americable provides and installs network management systems that provide its customers with the capability of network troubleshooting, diagnostics, security, optimization and proactive network maintenance all from a single workstation. Americable installs Bay Networks, Inc.'s Optivity network management software, and can also supply each of the four industry-leading network management system (NMS) platforms including: Hewlett Packard's OpenView/UNIX and OpenView/DOS, Sun Microsystems' SunNet Manager, IBM's NetView/6000 and Novell's NetWare Management System (NMS). Through its Technical Response Center, (TRC), Americable also offers its customers the capabilities for remote network management, diagnostics and security.

     - Structured Wiring Systems -- Americable provides project management, design and implementation of structured wiring systems for data communications.

     - Network Maintenance -- Americable provides a broad line of maintenance services including fixed fee network support, telephone support, guaranteed response times, next business day on-site response for problem resolution, "spare-in-the-air" hardware replacement and cabling system diagnosis and repair. Through the TRC Americable can provide remote diagnostic capabilities as part of its maintenance services. The TRC is capable of receiving a customer call, remotely diagnosing the problem, searching for an application solution and, if necessary, dispatching a regional engineer to perform on-site troubleshooting. In addition, Americable offers several fixed price service offerings for preventative maintenance such as CASE (Cable Analysis Service) and EASE (Enterprise Analysis Service).

     - Network Security -- Americable offers a wide-range of security services for customers with Internet and intranetwork applications. Such services includes policy development, physical security planning, security verification, network and systems security, employee security, remote access security and security management. Americable is an authorized reseller of the CheckPoint Fire Wall - 1, a security product offered by CheckPoint Software Technologies, Ltd., in addition to products offered by Internet Security Systems Inc. ("ISS") and Security Dynamics Technologies, Inc.

     Americable is committed to providing networking products, services and systems to customers of all sizes in the geographic areas served by its four principal regional offices. Sales from Americable Network Technologies constituted approximately 77% of Americable's net sales in 1996. In addition to value-added distribution sales, Americable Network Technologies will oversee the design and implementation of projects involving multiple LANs across a WAN, consisting of multi-vendor hardware products and several thousand nodes. Value-added projects generally range in size from $10,000 to $500,000. During 1996, sales derived from value-added projects and services consisted of approximately 17% of Americable's net sales. Value-added projects and services sales include sales of products such as bulk cable, cable assemblies and networking devices and services such as training, installation and maintenance.

     Americable Distribution

     Through its distribution business, operated principally through National Distribution Sales, Americable maintains a wide variety of high-quality products in its inventory. Product inventory ranges from connectivity products such as bulk cable, connectors, patch panels, racks and other cable accessories to more complex networking electronic devices such as concentrators, hubs, switches and routers. As a distributor, Americable generally inventories products from multiple manufacturers. Principal manufacturers of connectivity products include Berk-Tek, Inc., Amp Incorporated, General Cable Corp., The Siemon Company and Leviton Manufacturing, Inc. In addition, in an effort to reduce its inventory levels, Americable purchases a number of networking products through large distributors such as Tech Data Corporation, Gates/Arrow and Ingram Micro, Inc.

     Americable also maintains an integrated, real-time, on-line computerized system for order entry, fulfillment and inventory control. This on-line computer system allows sales personnel to advise customers over the phone of product specifications, availability and order status. All orders are normally shipped within 24 hours of receipt and, when necessary, can be shipped on a "same-day" basis.

     National Distribution Sales seeks to add value for its customers by providing superior customer service. All of Americable's sales representatives and other sales and marketing personnel are trained to assist customers in product selection, implementation and system upgrading and expansion. The National Distribution Sales sales representatives are supported by the technical staff of Americable Network Technologies, who have a broad range of expertise in various networking technologies.

     National Distribution Sales services customers of all sizes in the voice and data communications aftermarket. Customer orders range in size from under $50 to several hundred thousand dollars. Average order size of the division during 1996 was approximately $700. The distribution business of Americable (including sales of cable assemblies) constituted approximately 23% of Americable's net sales in 1996.

     As a natural extension of its distribution business, and consistent with Americable's marketing strategy to be a single-source provider for its customers, Americable Custom Products provides manufacturing capabilities to satisfy the individual needs of those customers that may require custom or specialty cable assemblies. Americable, working to its customers' specifications, can manufacture custom designed products such as copper, fiber-optic, small computer system interface (SCSI) and AS/400 cable assemblies and subassemblies.

     All Americable manufactured products are subject to strict quality control standards to insure that they are of the same high quality as other, vendor manufactured, distributed products. Americable is in the process of implementing the quality standards of ISO 9002 for its manufacturing and primary distribution operation in Minneapolis. ISO 9002 is an international protocol for documenting processes and procedures used in establishing a consistent manufacturing quality system.

     Sales from Americable Custom Products are generated from both end-user and OEM customers. For 1996, sales to OEM customers constituted approximately 24% of total cable assembly sales and approximately 4% of Americable net sales.

     Transition. Transition's products encompass three inter-networking and physical connectivity product families, which include (i) passive and active terminal network products, (ii) basic LAN products and (iii) advanced LAN products. These products encompass LAN and WAN components, which allow Transition to offer work-group and enterprise-wide networking solutions. The following table sets forth the percentage of sales attributable to each product family:

                                                              AS A PERCENT OF SALES
                                                              ---------------------
Terminal network products...................................           23%
Basic LAN products..........................................           62%
Advanced LAN products.......................................           15%

     The terminal products family of products includes both passive and active connectivity devices such as baluns, media converters, and transceivers that attach personal computers to a network, thereby enabling the user to communicate with other users in the LAN. In addition, Transition's "PowerStar" line of active hubs provide cost-effective solutions for converting a S/3X or AS/400 Twinax daisy chain topology to an unshielded twisted pair star topology, thereby improving network reliability and flexibility.

     Transition's basic LAN product line includes unmanaged Ethernet and Token Ring hubs and related host modules; multi-port multi-media repeaters that regenerate the signal, thereby allowing expansion capabilities and providing connectivity and management of the different cabling schemes used throughout a LAN; network adapter cards that provide direct connection from the personal computer to a LAN; and other passive devices that provide a structured wiring system for mini- and mainframe computer environments. Transition has developed its Ethernet and Token Ring LAN products using industry standards.

     The advanced LAN product family of Transition is a potentially high growth product area with devices that utilize computer processors and sophisticated internal software to manage and direct information across complex networks. Transition's advanced LAN products are led by a multi-function hybrid bridge/router that allows high speed switching across networks. This group of products also includes manageable, stackable Ethernet and Token Ring hubs. Transition believes that as network centric systems continue to grow in sophistication, this product area will provide additional revenue opportunities. The majority of Transition's research and development has been concentrated in advanced LAN products with new offerings planned for 1996. Transition expects a significant portion of its sales growth in the future will be derived from the introduction of new advanced LAN products. However, there can be no assurance that Transition will be able to develop and introduce new LAN products in a timely manner or at all or that any such products will gain market acceptance and that the sales growth will be achieved.

MARKETING AND CUSTOMERS

     Americable. Americable provides its products and services to customers in various industries including health care, financial services, manufacturing and education. Americable also sells products to a number of installers, resellers, other distributors and system integrators. Customer relationships are developed both face-to-face and via the telephone.

     Americable's marketing strategy is two-tiered. A national effort is centered on telemarketing through National Distribution Sales in Minneapolis, Minnesota. Additionally, Americable operates each of its business units from its four principal regional offices in order to provide its customers in each region the full array of value-added networking products and services offered by the company.

     Americable employs 20 outside sales representatives in addition to 40 telemarketing and sales support representatives. The sales force is supplemented by 50 regional technical service engineers and technicians and two corporate product managers. Americable sales representatives undergo continuous training and attend company-sponsored classes in order to enhance their technical expertise and marketing techniques. Also, many of Americable sales and technical personnel attend vendor-sponsored training and education programs mandated by such vendors in order for Americable to qualify as an authorized reseller of their products.

     Americable also uses direct mailings, brochures and catalogs in marketing the products that it distributes. Americable's catalog, which generally is published every 18 months, is designed to provide end-users with not only product specifications, but additional technical information to assist them in connection with their system design. Americable's latest catalog was released in April 1996.

     During 1995 and 1996, Mayo Foundation accounted for approximately 11% and 14%, respectively, of net sales. In addition, in 1995 and 1996, Americable derived approximately 61% and 65%, respectively, of its sales from its largest 100 customers.

     Transition. Transition distributes its products through a number of volume distributors and VARs throughout the United States and in over 50 countries worldwide. Distributors and VARs purchase Transition's products at standard discounts based on certain volume-based incentive programs. Transition's international sales have accounted for a substantial portion of its sales growth, coming primarily from the

United Kingdom, South Africa, Australia and Sweden. During 1995 and 1996, revenues from outside the United States accounted for approximately 37% and 35%, respectively, of net sales.

     Transition's continued growth will be dependent, in part, upon its ability to expand its domestic and international distributor base with high quality VARs. A significant benefit for a distributor or VAR is that Transition does not sell directly to end-users. Transition's distributors and VARs carry other products that are complementary to, and compete with those of Transition, and these non-exclusive distributors and VARs may choose to give higher priority to products of other suppliers or competitors.

     Transition has several marketing programs to support the sale and distribution of its products. Its marketing programs are designed to generate sales leads for its distribution channels, as well as to enhance brandname recognition. Transition's marketing activities include frequent participation in industry trade shows, advertising in major trade publications, public relations campaigns, the distribution of sales literature and product specifications, and ongoing communications with its distributors. In addition, Transition offers comprehensive pre- and post-sales technical support, distributor/VAR product training, and a strategic test partner program. Transition utilizes reseller incentive programs such as co-op funds to increase localized print advertising and name recognition.

RESEARCH AND DEVELOPMENT

     Transition. Transition performs all of its research and development activities at its headquarters in Eden Prairie, Minnesota. Transition believes that its future success depends on its ability to achieve market acceptance of new product offerings, especially in the advanced LAN products area. The engineering staff has increased by 36% since the end of 1994, to accelerate development in this area. Although there can be no assurance that its development efforts will result in commercially successful products, Transition intends to continue to make substantial investments in the development of new and enhanced products. Research and development expenses were approximately $1.2 million (10% of net sales) in 1994, $1.0 million (7% of net sales) in 1995 and $1.5 million (9% of net sales) for the year ended December 31, 1996. For 1997, Transition has budgeted research and development expenses of approximately $1.9 million.

MANUFACTURING

     Americable. Americable's manufacturing operations consist of the manufacture of custom or specialty cable assemblies including copper, fiber-optic, small computer system interface (SCSI) and AS/400 cable assemblies and subassemblies.

     Transition. Transition's manufacturing operations consist primarily of the final assembly and quality control testing of materials, components and subassemblies. Transition uses third parties to perform printed circuit board assembly. Transition's products include certain components that are currently available from single or limited sources and may require long order lead times. Any reduction in supply or substantial change in costs of components could affect Transition's ability to deliver its products in a timely and cost-effective manner and may adversely impact Transition's operating results.

COMPETITION

     Americable. Americable faces substantial competition within each of its business segments from a large number of companies, some of which are larger, have greater financial resources, broader name recognition and, in many cases, lower product and operating costs than Americable. Americable Network Technologies faces competition from large system integrators such as CompuCom Corporation, Vanstar Corporation and a significant number of smaller regional and network integrators. Significant competitors in the National Distribution Sales unit's business include Anixter International, Inc. and Anicom, Inc. The products of Americable Custom Products are not protected from competition by virtue of any proprietary rights such as trade secrets or patents. Americable Custom Products encounters competition from domestic companies such as Kent Electronics Corporation and a number of smaller domestic companies, in addition to a number of products manufactured outside the United States.

     Transition. The industry in which Transition operates is highly competitive, and Transition believes that such competition will continue to intensify. The industry is characterized by rapid technological change, short product life-cycles, frequent product introductions and evolving industry standards. Transition competes with a number of independent companies focused on designing and manufacturing products for the LAN market, including, among others, 3Com Corp., Bay Networks, Inc., Cabletron System, Inc., Allied Telesyn International, and Digi International. Most of Transition's competitors are established companies with significantly greater financial resources, more extensive business experience, and greater market and service capabilities than Transition. There can be no assurance that Transition will be able to compete successfully.

     Transition's ability to compete successfully depends upon its ability to adapt to market changes on a timely basis. There are many networking products currently being offered in the market segments in which Transition competes. Transition believes that customers evaluate competing products on the basis of required product features for a particular installation, performance, price and ease of use. In addition, after installation, customers evaluate the suppliers' ability to provide readily accessible on-site/remote technical support, if required, and its reliability when deciding on future orders for additional equipment. Failure to obtain significant customer satisfaction or market share could have a material adverse effect on Transition.

PROPERTIES

     Americable. Americable's principal distribution and manufacturing operations are located in Minneapolis, Minnesota (39,000 square feet). This facility includes office, warehouse and production space. Americable also has branch operations in Chicago, Illinois (10,000 square feet), Dallas, Texas (10,000 square feet), and Atlanta, Georgia (9,900 square feet) in addition to satellite offices in Milwaukee, Wisconsin and Fargo, North Dakota. All of Americable's facilities are leased.

     Transition. Transition's headquarters, including its executive and corporate administration offices, manufacturing, sales and technical support are located in Eden Prairie, Minnesota, which consists of approximately 27,000 square feet of leased space. Of this space, approximately 1,900 square feet is occupied by ENStar's corporate offices.

LEGAL PROCEEDINGS

     Americable and Transition are engaged in routine litigation incidental to their respective businesses, which management believes will not have a material adverse effect upon the business or consolidated financial position of either company.

REORGANIZATION TRANSACTIONS

     Pursuant to the Reorganization Transaction, NSU merged with Michael and the outstanding ENStar Common Stock was distributed to the shareholders of NSU in the Distribution. As a result of the Distribution, ENStar ceased to be a subsidiary of NSU and became a publicly owned company whose stock is quoted on the Nasdaq National Market under the symbol "ENSR."

     In connection with the Reorganization Transactions, Michael has agreed to pay in full all Michael Assumed Indebtedness within six months of consummation of the Reorganization Transactions. Michael has notified holders of the Michael Assumed Indebtedness that it intends to redeem the Michael Assumed Indebtedness on April 15, 1997. Michael also agreed to pay, perform and discharge all liabilities of NSU arising at any time prior to February 28, 1997 (the effective date of the Reorganization Transactions (the "Effective Date")), other than the following liabilities retained by NSU: (i) liabilities arising from the assertion of dissenters rights by NSU shareholders in connection with the Reorganization Transactions, (ii) obligations under certain agreements entered into in connection with the Reorganization Transactions.

     In connection with the Reorganization Transactions, ENStar agreed to indemnify Michael and any subsidiaries of Michael against certain liabilities including: (i) all liabilities (other than the liabilities assumed by Michael) of NSU or any NSU subsidiary, arising out of: (a) the liabilities transferred to ENStar by NSU and (b) the transactions contemplated by the agreement governing the Distribution (the "Distribution

Agreement"), including the Distribution and any taxes as a result of the Distribution; (ii) all liabilities arising from any claim made by any shareholder of ENStar or by any shareholder or former shareholder of NSU prior to the Effective Date relating to any act or omission of NSU on or prior to the Effective Date in connection with the Reorganization Transactions; (iii) all liabilities assumed by ENStar relating to the employee benefit plans of NSU;
(iv) any breach of the Distribution Agreement by ENStar; and (v) damages, costs, and expenses including attorney's fees incurred in defending and settling claims for such liabilities.

     In connection with the Reorganization Transactions, Michael agreed to indemnify ENStar against: (i) all liabilities of NSU, Michael or any subsidiary of NSU or Michael arising out of transactions or events entered into or occurring after the Effective Date, or any action or inaction, including but not limited to, contracts, commitments and litigation, with respect to, entered into or based upon transactions or events occurring after the Effective Date with respect to NSU, Michael, any subsidiary of NSU after the Effective Date or any subsidiary of Michael, other than any liability arising out of liabilities transferred to ENStar by NSU; (ii) all liabilities assumed by Michael; (iii) all liabilities of Michael or any subsidiary of Michael; (iv) all liabilities arising from any claim made by any current or former Michael stockholder or shareholder of NSU after the Effective Date who was a Michael stockholder or NSU shareholder immediately prior to the Effective Date relating to any act or omission of Michael in connection with the Reorganization Transactions; (v) any breach of the Distribution Agreement by NSU; and (vi) damages, costs and expenses including attorney's fees incurred in defending and settling claims for such obligations, expenses or liabilities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF ENSTAR

     The directors and executive officers of ENStar are as follows:

               NAME                 AGE                     POSITION
               ----                 ---                     --------
James H. Michael..................  75    Chairman of the Board of Directors
Miles E. Efron....................  69    Director
Richard J. Braun..................  51    Director
Jeffrey J. Michael................  39    Director, President and Chief Executive
                                          Officer
Peter E. Flynn....................  36    Executive Vice President
Thomas S. Wargolet................  33    Chief Financial Officer and Secretary
C.S. Mondelli.....................  46    President and Chief Executive Officer,
                                          Transition

     Mr. James H. Michael has served as Chairman of the Board of ENStar since March 1996. Prior to such time, Mr. Michael served on the Board of Directors of NSU since July 1991. Mr. Michael is the father of Jeffrey J. Michael, ENStar's President and Chief Executive Officer.

     Mr. Miles E. Efron has served on the Board of Directors of ENStar since March 1996. Prior to such time, Mr. Efron served on the Board of Directors of NSU since July 1991. Mr. Efron was President and Chief Executive Officer of NSU from October 1988 to December 31, 1990, and was Senior Vice President of NSU from 1985 until October of 1988. Mr. Efron also is a director of Michael.

     Mr. Richard J. Braun has served as a director of ENStar since March 1996. Prior to such time, Mr. Braun served on the Board of Directors of NSU since 1994, he currently serves as Chief Executive Officer of Silicon Biology, Inc., a technology company specializing in generic classification technology, and as a principal of Excelsior Investment Group Ltd. Mr. Braun was the Managing Director of Headwaters Capital Management L.L.C. during 1995. From 1992-1994, Mr. Braun served as Chief Operating Officer and a Director of Employee Benefit Plans, Inc., and from 1989-1991 was Executive Vice President, Chief Operating Officer and a Director of Reich and Tang L.P., a publicly held investment advisor and broker-dealer. From 1988-1989, Mr. Braun served as President and Chief Executive Officer of Super Cycle, Inc., a former subsidiary of NSU. Mr. Braun is a director of RSI Systems, Inc.

     Mr. Jeffrey J. Michael has served as the President and Chief Executive Officer of ENStar since March 1996. Mr. Michael was an initial director and officer (serving as President and Secretary) of ENStar at the time it was organized in December 1995 until March 1996. Mr. Michael continues to serve on the Board of Directors of ENStar. Prior to the closing of the Reorganization Transactions, Mr. Michael served as President and Chief Executive Officer of NSU since December 1990. Mr. Michael served as Vice President-Finance from April 1989 to December 1990. Prior to April 1989, Mr. Michael was employed by NSU in various capacities. Jeffrey J. Michael is the son of James H. Michael. Mr. Michael is also a director of Michael and CorVel.

     Mr. Peter E. Flynn has served as the Executive Vice President of ENStar since March 1996. Mr. Flynn was an initial director and officer (serving as Vice President and Treasurer) of ENStar at the time it was organized in December 1995 until March 1996. Prior to the closing of the Reorganization Transactions, Mr. Flynn served as Executive Vice President, Chief Financial Officer and Secretary of NSU since December 1990. In December 1992, he also became the President and Chief Operating Officer of Transition. Mr. Flynn served as Treasurer of NSU from April 1989 to December 1990. Prior to joining NSU in 1990, Mr. Flynn was an Audit Manager with Arthur Andersen & Co. Mr. Flynn is a director of CorVel.

     Mr. Thomas S. Wargolet has served as Chief Financial Officer and Secretary of ENStar since March 1996. Prior to such time, Mr. Wargolet serves as the Controller of NSU since September 1989. Mr. Wargolet was also the Director of Finance of Americable from September 1991 until January 1995. Since January 1995,

Mr. Wargolet has been the Vice President of Finance and Operations of Americable. Prior to joining NSU in 1989, Mr. Wargolet was an Audit Senior with Arthur Andersen & Co.

     Mr. C.S. (Sal) Mondelli joined Transition in February 1995 as Vice President of Sales and Marketing, prior to becoming President and Chief Executive Officer of Transition in May 1996. Prior to joining Transition Mr. Mondelli was an Executive Vice President with Prodea Software Corporation and served in a variety of marketing and management positions with IBM Corporation.

     Officers of ENStar will be elected annually by the Board of Directors.

COMPENSATION OF DIRECTORS OF ENSTAR

     Directors who are not officers or employees of ENStar receive an annual retainer of $8,000. Such directors also receive $300 per meeting for each meeting of the Board of Directors or committee of the Board of Directors that they attend. Directors incurring travel expenses to attend meetings are reimbursed in full. ENStar non-employee directors are eligible to receive certain stock options pursuant to the ENStar 1996 Stock Incentive Plan discussed below.

COMMITTEES OF THE BOARD OF ENSTAR

     Audit Committee. ENStar has established a standing Audit Committee, which consists of Mr. Efron and Mr. Braun with Mr. Braun serving as Chairman. The Audit Committee will review and make recommendations and reports to the Board with respect to (i) the independent auditors, (ii) the quality and effectiveness of internal controls, (iii) engagement or discharge of the independent auditors,
(iv) professional services provided by the independent auditors, and (v) the review and approval of major changes in ENStar's accounting principals and practices.

     Compensation Committee. ENStar has a standing Compensation Committee which consists of Mr. Efron as Chairman and Mr. Braun. The Compensation Committee will consider and recommend to the Board salary schedules and other remuneration for ENStar's executive officers. This committee will also administer the ENStar 1996 Stock Incentive Plan.

1996 STOCK INCENTIVE PLAN

     In March, 1996, the Board of Directors of ENStar approved and adopted, and NSU, as sole shareholder of ENStar, approved the ENStar 1996 Stock Incentive Plan (the "ENStar Stock Incentive Plan"). The ENStar Stock Incenctive Plan permits the granting of a variety of different types of awards: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights (SARs); (iii) restricted stock and restricted stock units; (iv) performance awards; (v) dividend equivalents; and (vi) other awards valued in whole or in part by reference to or otherwise based upon ENStar Common Stock. The ENStar Stock Incentive Plan contains limitations on the number of shares an employee may be granted annually and on assignment or transfer of awards. The aggregate number of shares of ENStar Common Stock that may be issued under all awards granted under the ENStar Stock Incentive Plan is 300,000 (subject to adjustment in certain circumstances). The Compensation Committee has the authority to select the individuals to whom awards under the ENStar Stock Incentive Plan are granted and to determine the terms and types of awards to be granted.

     Any employee, officer, consultant or independent contractor of ENStar and its affiliates selected by the Committee is eligible to receive an award under the ENStar Stock Incentive Plan. Each non-employee director of ENStar, upon his or her initial election as a director, shall be granted an option to purchase 4,000 shares of ENStar Common Stock. Commencing with the 1997 Annual Meeting, each non-employee director of ENStar also shall be granted an option to purchase 1,000 shares of ENStar Common Stock on the date of the annual meeting of shareholders each year if the director will remain in office immediately following such meeting. The exercise price of each option shall be equal to 100 percent of the fair market value per share on the date of grant. Such options shall be non-qualified stock options, shall become exercisable six months after the date of grant, and shall terminate on the fifth anniversary of the date of grant or earlier, under certain circumstances.

     In connection with their election as directors and the adoption of the ENStar Stock Incentive Plan, each of Messrs. James H. Michael, Miles E. Efron and Richard J. Braun were granted an option to purchase 4,000 shares of ENStar Common Stock. The exercise price of such options is at $9.00 per share.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table provides certain summary information concerning compensation paid to or accrued in 1996 by the Chief Executive Officer and all other executive officers of the Company whose salary and bonus earned in 1996 exceeded $100,000 (the "Named Executive Officers"). All of the amounts set forth below were paid by NSU except for the grant of certain stock options.

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                                                      AWARDS
                                                                   ------------
                                           ANNUAL COMPENSATION      SECURITIES
                                           --------------------     UNDERLYING           ALL OTHER
      NAME AND PRINCIPAL POSITION           SALARY      BONUS        OPTIONS       COMPENSATION(1)(2)(3)
      ---------------------------           ------      -----       ----------     ---------------------
Jeffrey J. Michael.....................    $235,000    $     --          28,500           $7,196
  President and Chief Executive Officer
Peter E. Flynn.........................     161,330     100,000          23,500            6,889
  Executive Vice President
Thomas S. Wargolet.....................      87,231      26,100        49,250(5)           2,890
  Chief Financial Officer and Secretary
C.S. Mondelli..........................     120,000      24,000        70,000(6)           2,769
  President and Chief Executive Officer
     of Transition
Gary L. Eizenga(4).....................     165,577      65,000       150,000(7)           4,750
  Former President and Chief Executive
     Officer of Americable

-------------------------

(1) Represents amounts contributed to the NSU 401(k) Plan for the benefit of each of the Named Executive Officers in the following amounts: Mr. Michael, $4,750; Mr. Flynn, $4,750; Mr. Wargolet, $2,890; Mr. Mondelli, $2,769; and
    Mr. Eizenga, $4,750.

(2) None of the Named Executive Officers held or received any awards of restricted shares.

(3) Includes life and disability insurance premiums paid by NSU for the benefit of each of Messrs. Michael and Flynn.

(4) Mr. Eizenga's employment with Americable was terminated in February 1997.

(5) Includes options to purchase 35,000 shares of Americable common stock.

(6) Represents options to purchase shares of Transition common stock.

(7) Represents options to purchase shares of Americable common stock.

Option Grants

     The following table summarizes options granted during the year ended December 31, 1996 to the Named Executive Officers.

               OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1996

                                                                                            POTENTIAL REALIZABLE
                                                   % OF TOTAL                                 VALUE AT ASSUMED
                                                    OPTIONS                                 ANNUAL RATES OF STOCK
                                                    GRANTED                                  PRICE APPRECIATION
                                                       TO        EXERCISE                    FOR OPTION TERM(3)
                                      OPTIONS      EMPLOYEES       PRICE      EXPIRATION    ---------------------
              NAME                   GRANTED(1)    IN 1996(2)    PER SHARE       DATE         5%($)       10%($)
              ----                   ----------    ----------    ---------    ----------      -----       ------
Jeffrey J. Michael...............      28,500         37.0%        $9.00       03/05/06      $161,311     408,795
Peter E. Flynn...................      23,500         30.5          9.00       03/05/06       133,011     337,077
Thomas S. Wargolet...............      14,250         18.5          9.00       03/05/06        80,656     204,397
                                       35,000(4)      10.1          0.82       12/02/06        18,049      45,740
C.S. Mondelli....................      70,000(5)      23.5          1.25       10/01/06        55,028     139,452
Gary L. Eizenga..................     150,000(4)      43.5          0.82       12/02/06        77,354     196,030

-------------------------
(1) Unless otherwise indicated, each option represents the right to purchase one share of Common Stock of ENStar. The options shown in this table are all non-qualified stock options granted pursuant to the ENStar Stock Incentive Plan. The options to purchase shares of ENStar Common Stock granted to Messrs. Michael, Flynn and Wargolet for 28,500 shares, 23,500 shares and 14,250 shares, respectively, become exercisable with respect to 25% of such shares over a period of four years from the date of grant and have a term of ten years. The options to purchase shares of Americable common stock granted to Mr. Wargolet for 35,000 shares become exercisable with respect to 20% of such shares on the date of grant and on each anniversary of the date of grant during the four year period thereafter, and have a term of ten years. The options to purchase shares of Americable common stock grant to Mr. Eizenga for 150,000 shares become exercisable with respect to 50% of such shares on the date of grant, 20% on each second and third anniversary of the date of grant and 10% on the third anniversary of the date of grant, and have a term of ten years. The options granted to Mr. Eizenga were terminate, unexercised, in connection with the termination of his employment with Americable in February 1997. The options to purchase shares of Transition Common Stock granted to Mr. Mondelli for 70,000 shares become exercisable with respect to 20% of such shares on the date of grant and on each February 20 during the four year period following the date of grant, and have a term of ten years. To the extent not already exercisable, the options generally become exercisable in the event of a merger in which ENStar, Americable or Transition, as the case may be, is not the surviving corporation, a transfer of all the stock of ENStar, Americable or Transition, as applicable, a sale of substantially all the assets, or a dissolution or liquidation, of ENStar, Americable or Transition, as applicable.

(2) In 1996, ENStar, Americable and Transition granted employees options to purchase an aggregate of 77,083 shares of ENStar Common Stock, 345,000 shares of Americable common stock and 298,500 shares of Transition common stock, respectively.

(3) The compounding assumes a ten year exercise period for all option grants. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent ENStar's estimate or projection of future Common Stock prices. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock of ENStar, Americable and Transition, as applicable, and overall stock market conditions. The amounts represented in the table may not necessarily be achieved.

(4) Represents the right to purchase shares of common stock of Americable.

(5) Represents the right to purchase shares of common stock of Transition.

     Option Values

     The following table summarizes the value of options held at December 31, 1996 by the Named Executive Officers. No options held by such executive officers were exercised during 1996.

                 AGGREGATED OPTION VALUES AT DECEMBER 31, 1996

                                                 NUMBER OF SECURITIES
                                                      UNDERLYING                     VALUE OF UNEXERCISED
                                                UNEXERCISED OPTIONS AT               IN-THE-MONEY OPTIONS
                                                   DECEMBER 31, 1996                 AT DECEMBER 31, 1996
                                            -------------------------------       ---------------------------
                   NAME                     EXERCISABLE       UNEXERCISABLE       EXERCISABLE   UNEXERCISABLE
                   ----                     -----------       -------------       -----------   -------------
Jeffrey J. Michael........................        --             28,500               --             --
Peter E. Flynn............................        --             23,500               --             --
Thomas S. Wargolet........................        --             14,250               --             --
                                               7,000(1)          28,000(1)            --             --
C. S. Mondelli............................    14,000(2)          56,000(2)            --             --
Gary L. Eizenga...........................    75,000(1)          75,000(1)            --             --

-------------------------
(1) Represents the right to purchase shares of Common Stock of Americable.

(2) Represents the right to purchase shares of Common Stock of Transition.

     The options to purchase Americable common stock and Transition common stock granted to certain of the Named Executive Officers in 1996 were granted pursuant to the Americable, Inc. 1996 Stock Option Plan (the "Americable Plan") and the Transition Networks, Inc. 1996 Stock Option Plan (the "Transition Plan"), respectively. There are 4,400,000 shares of Americable common stock currently outstanding and 600,000 shares of Americable common stock reserved for issuance under the Americable Plan. Options to purchase 345,000 shares were granted in 1996 under the Americable Plan. There are 2,900,000 shares of Transition common stock currently outstanding and 750,000 shares of Transition common stock reserved for issuance under the Transition Plan. Options to purchase 298,500 shares were granted in 1996 under the Transition Plan. The exercise price of the options granted pursuant to the Americable Plan was determined by the Board of Directors of Americable, based on the then current fair value of the common stock. The exercise price of the options granted pursuant to the Transition Plan also was determined by the Board of Directors of Transition, based on the then current fair value of the common stock. Pursuant to the terms of the applicable option agreements under the plans, the shares of common stock that may be purchased pursuant to the options are subject to restrictions on transfer and certain repurchase rights by each of the respective issuers and by ENStar, based on a valuation formula. The option agreements also include certain covenants with respect to nondisclosure of confidential information and non-competition.

     Prior to the termination of his employment with Americable, Gary Eizenga was a party to a stock option agreement pursuant to which he was granted an option to purchase from NSU up to 500 shares of the common stock of Americable, or approximately 2.5% of the outstanding shares of Americable, subject to adjustment in the event of a recapitalization, stock-split or stock dividend, at a price per share equal to the book value per share as of September 30, 1989. In December 1996, in connection with the grant of a new option to purchase 150,000 shares of Common Stock of Americable, Mr. Eizenga agreed to terminate the earlier stock option agreement.

     In connection with the termination of his employment with Americable, Mr. Eizenga and the Company entered into an agreement providing for the continued payment of his base salary and related benefits for up to one year and for the payment of $25,000 in respect of outstanding options to purchase common stock.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the common stock of ENStar as of March 3, 1997, by each Named Executive Officer and Director of ENStar, by each shareholder who is known by ENStar to own beneficially more than 5 percent of the outstanding common stock of ENStar, and by all officers and Directors of NSU as a group.

                                                               AMOUNT AND NATURE OF     PERCENT
            NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIAL OWNERSHIP(1)   OF CLASS
            ------------------------------------              -----------------------   --------
James H. Michael............................................         1,032,133(2)         31.2%
Jeffrey J. Michael..........................................           874,025(3)         26.4%
Miles E. Efron..............................................           148,967(4)          4.5%
Peter E. Flynn..............................................             5,875(5)             *
Thomas S. Wargolet..........................................             3,862(6)             *
Richard J. Braun............................................             4,000(7)             *
C.S. Mondelli...............................................                --               --
Gary L. Eizenga.............................................                --               --
Heartland Advisors, Inc.....................................           331,433(8)         10.0%
  790 North Milwaukee Street
  Milwaukee, Wisconsin 53202
All officers and directors as a group (6 persons)...........         2,068,862(8)         62.0%

-------------------------
 *  Less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable within 60 days of the date hereof ("Currently Exercisable Option") are deemed outstanding for computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for computing the percentage beneficially owned by any other person.

(2) Includes 942,165 shares of Common Stock held by 4J2R1C Limited Partnership, as to which Mr. James H. Michael, as managing general partner, exercises sole voting and dispositive power. Mr. James H. Michael has disclaimed any beneficial ownership of the shares beneficially owned by Mr. Jeffrey J. Michael. Includes 4,000 shares of Common Stock issuable pursuant to Currently Exercisable Options.

(3) Includes 865,667 shares of Common Stock held by 3J2R Limited Partnership, as to which Mr. James H. Michael, as general partner, exercises sole voting and dispositive power. Mr. Jeffrey J. Michael has disclaimed any beneficial ownership of the shares beneficially owned by Mr. James H. Michael. Includes 7,125 shares of Common Stock issuable pursuant to Currently Exercisable Options.

(4) Includes 4,000 shares of Common Stock issuable pursuant to Currently Exercisable Options.

(5) Includes 5,875 shares of Common Stock issuable pursuant to Currently Exercisable Options.

(6) Includes 3,562 shares of Common Stock issuable pursuant to Currently Exercisable Options.

(7) Includes 4,000 shares of Common Stock issuable pursuant to Currently Exercisable Options.

(8) Based on information in a Schedule 13D Report delivered to NSU (the former shareholder of ENStar) showing information as of February 9, 1996 and indicating that Heartland Advisors, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and that Heartland Advisors, Inc. has sole voting power over 290,667 of such shares and sole dispositive power over all such shares.

(9) Shares shown as beneficially owned include 28,562 shares not outstanding, but which may be acquired pursuant to Currently Exercisable Options.

                           DESCRIPTION OF DEBENTURES

GENERAL

     The Debentures will be issued under an Indenture, as supplemented (the "Indenture"), between the Company and National City Bank of Minneapolis, as Trustee (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and a copy is available for inspection at the principal executive offices of the Trustee. The following discussion summarizes certain provisions of the Indenture and is subject to, and is qualified in its entirety by reference to all of the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions of or terms defined in the Indenture are referred to in this Prospectus, such provisions or defined terms are incorporated herein by reference. Section and article references appearing below are to the Indenture.

     The Debentures are unsecured obligations of the Company and will rank on a parity with other outstanding unsecured obligations of the Company with the exception of Senior Indebtedness. See "-- Provisions Relating to
Debentures -- Subordination." There is no sinking fund or similar provision for payment of the Debentures at maturity. Maturing Debentures will be paid from general funds of the Company or from the sale of new Debentures.

     The interest rates payable on sold Debentures will be subject to change by the Company from time to time based on market conditions and the Company's financial requirements, but no such change will affect the interest rate on any Debentures purchased prior to the effective date of such change. (Section 2.02(b)). The interest rate applicable to the Debentures will be the rate set forth in this Prospectus or in a post-effective amendment to this Prospectus, if any, in effect as of the date of the issuance of such Debenture. (Section 2.02(b)). The Debentures will mature on the first day of the month immediately following the second, fifth and tenth anniversary of their respective dates of issue, unless previously redeemed at the option of the Company. Interest payable on the Debentures will be calculated based on a 365 day year.

     The Debentures will be issued only in registered form, without coupons, in any amount of $1,000 or more. (Section 2.02(c)).

PROVISIONS RELATING TO DEBENTURES

     Subordination. Payment of principal and interest on the Debentures is subordinated and subject to the prior payment in full of all Senior Indebtedness. (Section 10.01). Upon (i) the maturity of such Senior Indebtedness, including by lapse of time, acceleration or otherwise, (ii) the happening of an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or (iii) any distribution of the assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the holders of such Senior Indebtedness will be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment. (Article 10).

     Under the Indenture, "Senior Indebtedness" means all Indebtedness (other than the Debentures), whether outstanding on the date of execution of the Indenture or thereafter created, incurred, assumed, or guaranteed by the Company (and all renewals, extensions or refunding thereof), unless the instrument under which such Indebtedness is created, incurred, assumed or guaranteed expressly provides that such Indebtedness is not senior or superior in right of payment to the Debentures. Senior Indebtedness under the Indenture also includes all NSU Assumed Indebtedness. (Section 10.02). "Indebtedness" means any indebtedness, contingent or otherwise, in respect of borrowed money, or evidence by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property or interest therein, except any such balance that constitutes a trade payable. (Section 10.02).

     The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company or any subsidiary can create, incur, assume or guarantee. As a result of these subordination provisions, holders of the Debentures may recover less ratably than holders of Senior Indebtedness of the Company, in the event of insolvency. As of March 25, 1997, the Company had no outstanding Senior Indebtedness, other than Michael Assumed Indebtedness in the aggregate amount of approximately $27.2 million. The Michael Assumed Indebtedness ranks senior to the Subordinated Debentures and represents indebtedness of NSU assumed by the Company in connection with the transfer by NSU to the Company of all of the capital stock of Americable and Transition and the shares of CorVel common stock. In connection with the Reorganization Transactions, Michael has agreed to satisfy, and indemnify the Company in full for, all payment and other obligations in respect of such Michael Assumed Indebtedness. In addition, in connection with the Reorganization Transactions, Michael agreed to pay in full all Michael Assumed Indebtedness within six months of consummation of the Reorganization Transactions. Michael has notified holders of the Michael Assumed Indebtedness that it intends to redeem the Michael Assumed Indebtedness on April 15, 1997. In addition, as of March 25, 1997, the Company had outstanding other indebtedness in the aggregate principal amount of approximately $3.0 million represented by subordinated debentures that rank pari passu with the Subordinated Debentures offered hereby.

     The Debentures to be sold pursuant to this offering rank in parity with each other. The Company may sell, and is permitted pursuant to the Indenture to sell, additional subordinated debentures ranking in parity with the Debentures being offered hereby.

     Interest. Interest on each Debenture will accrue from the date of issuance and will be payable, at the election of the initial purchaser, quarterly, at maturity, or if the Debenture is in a denomination of $5,000 or more, monthly. If interest is paid at maturity only, it will be compounded quarterly.

     The election by the purchaser at the time of the purchase for payment of interest at maturity may be changed only once to provide for the payment either quarterly or monthly. Accrued and unpaid interest as of the effective date of the change will be added to the principal amount of the Debenture and simple interest will be paid thereafter on the new principal amount. To change the payment option a holder of a Debenture must: (a) furnish the Company with a written notice of such election; (b) forward the actual certificate evidencing the Debenture to the Company for notation of current value and change in interest payment; and (c) provide such additional documentation and other materials as the Company deems necessary.

     Interest Accrual Date. Interest on the Debentures accrues from the date of issuance, which is deemed to be the date the Company receives a properly executed Subscription Agreement and appropriate funds, provided such are received prior to 3:00 p.m. on a business day. Otherwise, if the Company receives such funds on a nonbusiness day or after 3:00 p.m. on a business day, then the date of issuance will be deemed to be the next business day. For this purpose, the Company's business days will be deemed to be Monday through Friday, except for Minnesota legal holidays. (Sections 1.01 and 2.02(b)).

     Taxes. The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable regulations thereunder, judicial authority and current administrative ruling, all of which may be retroactively subject to change. Each prospective purchaser of Debentures is advised to consult his or her own tax advisor. Interest on the Debentures is taxable as it accrues, including interest on Debentures which is payable only at maturity. As a consequence, a holder of a Debenture who elects payment of interest at maturity is required to recognize the interest income on such Debenture as it accrues although payment of such interest is deferred until maturity. Under the Code, the Company is required to report the interest earned on Debentures with respect to each holder to the Internal Revenue Service. No portion of interest will be withheld for holders providing the Company with a taxpayer identification number on Forms W-8 or W-9, except on accounts held by foreign business entities. With respect to those investors who do not provide the Company with a taxpayer identification number on Forms W-8 or W-9, the Company will withhold 31% of any interest paid. It is the Company's policy that no sale will be made to anyone refusing to provide a taxpayer identification number on Forms W-8 or W-9.

     Additional Interest. In addition to the interest rates payable as set forth above, the Company may make such additional payments of interest, premiums or other benefits on such of the Debentures, in such amounts, in such form, on such terms and at such times as shall be determined from time to time by the Company ("Additional Interest"). (Section 2.02(b)). Such Additional Interest payments may be modified or discontinued at any time. (Section 2.02(b)). For example, such Additional Interest payments may be limited to new investors, or to current investors increasing or renewing their investments in the Company's Debentures. Also, such Additional Interest payments may be limited to current or new investors residing in a particular geographic area.

     Redemption at the Option of the Company. The Company may, at its option, redeem any or all of the Debentures on at least 30 days notice to each holder of Debentures to be redeemed at his or her registered address at a price of 100% of the principal amount of the Debentures, plus accrued interest on a daily basis to the redemption date. (Section 3.04). The Company may select Debentures for redemption by interest rate or maturity. (Section 3.03). In the event of redemption of less than all of a series or class of Debentures selected for redemption by the Company, the Debentures will be chosen for redemption by the Trustee as provided in the Indenture, generally pro rata or by lot. (Section 3.03). On and after the redemption date, interest ceases to accrue on Debentures or portions of them called for redemption. (Article 3).

     Redemption by the Holder Upon Death; Offers by the Company to Repurchase Debentures. A maximum principal amount of $25,000 in one or more Debentures may be redeemed at the election of the estate of the original owner (if such person was still the holder) following such person's death, as established to the satisfaction of the Company. (Section 3.08(a)). The redemption price, in the event of such a death, will be the principal amount of the Debenture, plus interest accrued and not previously paid, to the date of redemption. (Section 3.08(a)). If two or more persons are joint record owners of a Debenture, the election to redeem will not apply until all record owners are deceased, except that, if the joint owners are husband and wife, the election may be made after the death of either spouse. (Section 3.08(d)). Except as described above, Debenture holders have no right to require redemption of amounts under the Debenture. Any offer to repurchase Debentures made by the Company at the holders' option will be made in compliance with any applicable tender offer rules under the Securities Exchange Act of 1934, as amended, including Rule 14e-1 thereunder. (Article 3).

     Modification of Indenture. The Indenture may be modified by the Company and the Trustee at any time or times with the consent of the holders of not less than a majority in principal amount of the Debentures that are then outstanding, but no modification of the Indenture may be made which will affect the terms of payment of, the principal of, or any interest on any Debenture, without the consent of the holder thereof, or reduce the percentage of Debenture holders whose consent to modification is required. (Section 9.02). Without action by the Debenture holders, the Company and the Trustee may amend the Indenture or enter into supplemental indentures allowing for uncertificated Debentures, clarifying any ambiguity or correcting any defect or inconsistency in the Indenture, making any change to the Indenture that does not adversely affect the legal rights of the Debenture holders, or increasing the aggregate principal amount of Debentures to be issued under the Indenture. (Article 9).

     Place, Method and Time of Payment. Principal and interest on the Debentures will be payable at the principal executive office of the Company, as it may be established from time to time, or at such other place as the Company may designate for that purpose; provided, however, that payments may be made at the option of the Company by check or draft mailed to the person entitled thereto at his or her address appearing in the register which the Company maintains for that purpose. (Section 2.06). Any payment of principal or interest which shall be due on a non-business day will be payable by the Company on the next business day immediately following such non-business day. (Section 11.07).

     Events of Default. An Event of Default is defined in the Indenture as being a default in payment of principal on the Debentures which has not been cured; a default for 30 days in payment of any installment of interest on the Debentures; acceleration of maturity of any Senior Indebtedness in an amount exceeding $500,000 under the terms of the instrument under which such Senior Indebtedness is or may be outstanding, if such acceleration is not annulled within 30 days after written notice; or certain events of bankruptcy, insolvency or reorganization or default in the performance or breach of any covenant or warranty of the Company in the Indenture and continuance of such default in performance or breach for a period of 60 days after notice of such default has been received by the Company from the Trustee or from the holders of at least 25% in principal amount of the outstanding Debentures. (Section 6.01). The Company is required to file annually with the Trustee an Officer's Certificate as to the absence of certain defaults under the terms of the Indenture. (Section 4.03). The Indenture provides that the holders of a majority of the aggregate principal amount of the Debentures at the time outstanding may, on behalf of all holders, waive any past default or Event of Default except in payment of principal or interest on the Debentures. (Section 6.04).

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Debenture holders, unless such Debenture holders shall have offered to the Trustee reasonable indemnity. (Section 6.06(3)). Subject to such provisions for the indemnification of the Trustee, the holders of a majority in principal amount of the Debentures at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee. (Section 6.05). The Indenture contains certain limitations on the right of an individual Debenture holder to institute legal proceedings in the event of the Company's default. (Section 6.06).

     Satisfaction and Discharge of Indenture. The Indenture may be discharged upon the payment of all Debentures outstanding thereunder or upon deposit in trust of funds sufficient therefor, plus compliance with certain formal procedures. (Article 8).

     Reports. The Company plans to publish annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Copies of such reports will be sent to any Debenture holder upon written request.

     Service Charges. The Company reserves the right to assess service charges for issuing Debentures to replace lost or stolen Debentures, changing the registration of a Debenture when such change is occasioned by a change in name of the holder, issuing a replacement interest payment check, or a transferring (whether by operation of law or otherwise) of the Debenture by the holder to another holder. (Sections 2.05, 2.07 and 2.08).

     Any holder who requests the replacement of any interest payment check 10 days or less from issue date accepts any bank charges, including stop payment order charges. The charges amount will be subtracted from the replacement interest payment check.

     Transfer and Exchange. A holder may transfer or exchange Debentures in accordance with the Indenture. The Company, as the registrar under the Indenture, may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Debentures selected for redemption. (Section 2.07). Also, the Company is not required to transfer or exchange any Debenture for a period of fifteen business days before the maturity of such Debentures. (Section 2.07).

     Concerning the Trustee. The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined) and if any of the Indenture securities are in default it must eliminate such conflict or resign.

     The holders of a majority in principal amount of the then outstanding Debentures issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee with respect to the Debentures. (Section 6.05). The Indenture provides that in case an Event of Default shall occur, and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. (Section 7.01(a)). Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debentures issued thereunder, unless they shall have offered to the Trustee security and indemnity satisfactory to it. (Section 7.01(e)).

                             VALIDITY OF DEBENTURES

     Certain matters with respect to the validity of the Debentures offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                    EXPERTS

     The consolidated financial statements of ENStar Inc. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 have been audited by Grant Thornton LLP, independent auditors, as set forth in their reports included herein, and are included in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of CorVel Corporation as of March 31, 1996, and 1995 and for each of the three years in the period ended March 31, 1996 have been included in reliance on their report audited by Ernst & Young LLP given on their the authority as experts in auditing and accounting.

                                  ENSTAR INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

               FINANCIAL STATEMENTS OF ENSTAR                 PAGE
               ------------------------------                 ----
Consolidated Statements of Operations for the three years
  ended December 31, 1996, 1995
  and 1994..................................................   F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................   F-3
Consolidated Statements of Shareholders' Equity for the
  three years ended December 31, 1996, 1995 and 1994........   F-4
Consolidated Statements of Cash Flows for the three years
  ended December 31, 1996, 1995
  and 1994..................................................   F-5
Notes to Consolidated Financial Statements..................   F-6
Report of Independent Certified Public Accountants..........  F-14
Report of Independent Certified Public Accountants on
  Schedule..................................................  F-15
Schedule II -- Valuation and Qualifying Accounts............  F-16

               FINANCIAL STATEMENTS OF CORVEL
               ------------------------------
Consolidated Statements of Income for the three years ended
  March 31, 1994, 1995 and 1996.............................  F-17
Consolidated Balance Sheets as of March 31, 1995 and 1996...  F-18
Consolidated Statements of Stockholders' Equity for the
  three years ended March 31, 1994, 1995 and 1996...........  F-19
Consolidated Statements of Cash Flows for the three years
  ended March 31, 1994, 1995
  and 1996..................................................  F-20
Notes to Consolidated Financial Statements..................  F-21
Report of Independent Auditors..............................  F-26
Condensed Consolidated Statements of Income for the nine
  months ended December 31, 1995 and 1996...................  F-27
Condensed Consolidated Balance Sheets as of March 31, 1996
  and as of December 31, 1996...............................  F-28
Condensed Consolidated Statements of Cash Flows for the nine months ended December 31, 1995
  and 1996..................................................  F-29
Notes to Condensed Consolidated Financial Statements........  F-30
Schedule II -- Valuation and Qualifying Accounts............  F-31

                                  ENSTAR INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1996       1995       1994
                                                                 ----       ----       ----
                                                                       (IN THOUSANDS,
                                                                  EXCEPT PER SHARE AMOUNTS)
Revenues....................................................    $64,123    $54,891    $47,193
Operating and product costs.................................     47,286     39,525     34,328
                                                                -------    -------    -------
Gross profit................................................     16,837     15,366     12,865
Selling, general and administrative expenses................     16,890     14,333     13,567
                                                                -------    -------    -------
Operating income (loss).....................................        (53)     1,033       (702)
Interest expense, net.......................................       (204)      (247)      (348)
                                                                -------    -------    -------
Income (loss) before taxes and equity in earnings of
  unconsolidated subsidiary.................................       (257)       786     (1,050)
Income tax provision (benefit)..............................        (25)       405       (340)
                                                                -------    -------    -------
Income (loss) before equity in earnings of unconsolidated
  subsidiary................................................       (232)       381       (710)
Equity in earnings of unconsolidated subsidiary.............      1,304      1,191        996
                                                                -------    -------    -------
Net income..................................................    $ 1,072    $ 1,572    $   286
                                                                =======    =======    =======
Net income per share........................................    $  0.32    $  0.49    $  0.09
                                                                =======    =======    =======
Weighted average shares outstanding.........................      3,309      3,217      3,235

 The accompanying notes are an integral part of these consolidated statements.

                                  ENSTAR INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                  1996        1995
                                                                  ----        ----
                                                                  (IN THOUSANDS)
ASSETS
Current assets
  Cash and cash equivalents.................................    $   824      $   246
  Accounts receivable, net of allowance for doubtful
     accounts ($440 in 1996 and $400 in 1995)...............      8,785        8,784
  Inventories...............................................      5,706        6,631
  Prepaid expenses and other................................        481          274
  Net assets held for sale..................................         --        1,032
                                                                -------      -------
     Total current assets...................................     15,796       16,967
Property and equipment, net.................................      1,742        1,453
Goodwill....................................................      4,801        4,960
Investment in unconsolidated subsidiary.....................     13,519       11,682
Other.......................................................        157          189
                                                                -------      -------
                                                                $36,015      $35,251
                                                                =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable to bank.....................................    $ 1,310      $   937
  Current maturities of long-term debt......................         28        1,088
  Accounts payable..........................................      4,101        5,239
  Accrued expenses..........................................      4,830        5,163
                                                                -------      -------
       Total current liabilities............................     10,269       12,427
Long-term debt, less current maturities.....................      1,150          158
Deferred income taxes.......................................      3,649        2,972
Commitments and contingencies...............................         --           --
Shareholders' equity........................................     20,947       19,694
                                                                -------      -------
                                                                $36,015      $35,251
                                                                =======      =======

 The accompanying notes are an integral part of these consolidated statements.

                                  ENSTAR INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                          COMMON STOCK
                                       ------------------   ADDITIONAL              OPERATING       TOTAL
                                        SHARES               PAID-IN     RETAINED     UNIT      SHAREHOLDERS'
                                        ISSUED     AMOUNT    CAPITAL     EARNINGS    EQUITY        EQUITY
                                       ---------   ------   ----------   --------   ---------   -------------
Balance at January 1, 1994...........         --    $ --     $    --       $ --      $17,035       $17,035
  Net income.........................         --      --          --         --          286           286
  Effect of equity transactions of
     unconsolidated subsidiary.......         --      --          --         --           73            73
  Additional capital invested........         --      --          --         --          782           782
                                       ---------    ----     -------       ----      -------       -------
Balance at December 31, 1994.........         --      --          --         --       18,176        18,176
  Net income.........................         --      --          --         --        1,572         1,572
  Effect of equity transactions of
     unconsolidated subsidiary.......         --      --          --         --           42            42
  Constructive dividend..............         --      --          --         --          (96)          (96)
                                       ---------    ----     -------       ----      -------       -------
Balance at December 31, 1995.........         --      --          --         --       19,694        19,694
  Net income.........................         --      --          --         --          868           868
  Effect of equity transactions of
     unconsolidated subsidiary.......         --      --          --         --          (45)          (45)
  Constructive dividend..............         --      --          --         --         (309)         (309)
                                       ---------    ----     -------       ----      -------       -------
Balance at November 6, 1996..........         --      --          --         --       20,208        20,208
  Contribution of common stock of
     Americable, Transition and
     CorVel to ENStar Inc. by North
     Star Universal, Inc. (NSU)......         --      --      20,208         --      (20,208)           --
Issuance of shares of ENStar common
  stock to shareholders in February
  1997...............................  3,306,000      33         (33)        --           --            --
Net income from November 7, 1996
  through December 31, 1996..........         --      --          --        204           --           204
Effect of equity transactions of
  unconsolidated subsidiary..........         --      --        (125)        --           --          (125)
Additional capital invested..........         --      --         660         --           --           660
                                       ---------    ----     -------       ----      -------       -------
Balance at December 31, 1996.........  3,306,000    $ 33     $20,710       $204      $    --       $20,947
                                       =========    ====     =======       ====      =======       =======

 The accompanying notes are an integral part of these consolidated statements.

                                  ENSTAR INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEARS ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1996        1995        1994
                                                                  ----        ----        ----
                                                                         (IN THOUSANDS)
Cash flows from operating activities
  Net income................................................    $  1,072    $  1,572    $    286
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Equity in earnings of unconsolidated subsidiary........      (1,304)     (1,191)       (996)
     Depreciation and amortization..........................         940         837         848
     Deferred income taxes..................................         (25)       (465)       (200)
     Changes in operating assets and liabilities
       Accounts receivable..................................          (1)     (1,268)     (1,980)
       Inventories..........................................         925        (548)        420
       Accounts payable, accrued expenses and other.........      (1,679)      2,202         653
                                                                --------    --------    --------
     Net cash provided by (used in) operating activities....         (72)      1,139        (969)
                                                                --------    --------    --------
Cash flows from investing activities
     Capital expenditures...................................      (1,070)       (543)       (541)
     Collections on notes receivable........................         258       1,096         577
     Other..................................................        (226)         --          --
                                                                --------    --------    --------
     Net cash provided by (used in) investing activities....      (1,038)        553          36
                                                                --------    --------    --------
Cash flows from financing activities
     Proceeds from long-term debt...........................      69,017      56,073      48,868
     Payments on long-term debt.............................     (68,712)    (57,497)    (48,704)
     Additional capital invested (constructive dividends)...       1,383         (96)        782
                                                                --------    --------    --------
     Net cash provided by (used in) financing activities....       1,688      (1,520)        946
                                                                --------    --------    --------
     Net increase in cash and cash equivalents..............         578         172          13
Cash and cash equivalents at beginning of year..............         246          74          61
                                                                --------    --------    --------
Cash and cash equivalents at end of year....................    $    824    $    246    $     74
                                                                ========    ========    ========

 The accompanying notes are an integral part of these consolidated statements.

                                  ENSTAR INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BUSINESS

     ENStar Inc. ("ENStar") is a holding company principally comprised of two operating companies, Americable, Inc. ("Americable") and Transition Networks, Inc. ("Transition"), and an equity investment in CorVel Corporation ("CorVel"). ENStar was formerly an operating unit of North Star Universal, Inc. ("North Star"). In November 1996 North Star contributed the operating unit's assets to ENStar. On February 28, 1997 North Star, in connection with its merger with Michael Foods, Inc. ("Michael Foods"), distributed its ownership interest in ENStar to North Star's shareholders through a tax free dividend, thus causing ENStar to become a publicly held company.

     Americable is a provider of connectivity and networking products and services and represents approximately 75% of the Company's consolidated sales. Transition designs, manufactures and markets connectivity devices and network applications, and accounts for approximately 25% of sales. CorVel is a health care services company. At December 31, 1996 and 1995 the Company owned a 26% and 27% ownership in CorVel. The Company's investment in CorVel is accounted for as an unconsolidated subsidiary using the equity method of accounting. In January 1997, ENStar sold a portion of its investment in CorVel which reduced its ownership percentage to approximately 23%. The proceeds from this sale of $5,150,000 were distributed to North Star in the form of a dividend prior to the merger with Michael Foods.

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES

     BASIS OF PRESENTATION The accompanying consolidated financial statements prior to November 1996 were financial statements of the operating unit comprised of the entities and assets described in note 1. Operating unit equity was converted to contributed capital at the time North Star contributed the capital stock of Americable, Transition, and CorVel to ENStar. There was no change in the historical cost basis of the assets and liabilities of any of the entities or investment contributed to ENStar. The consolidated, and formerly combined, financial statements include an allocation of general and administrative costs incurred by North Star in the management of the operating companies. Management believes these allocations are reasonable and present the operations of the Company as though it had operated on a stand-alone basis. Previously, operating unit equity included the historical equity of each entity, the net investment in CorVel and intercompany payables owed to North Star. The net annual advances between the former operating unit and North Star were considered additional capital invested from, or constructive dividend to, North Star. Accordingly, the accompanying consolidated financial statements may not necessarily be indicative of the results that would have been obtained if the Company had been operated as a stand alone entity through out all periods presented.

     CASH AND CASH EQUIVALENTS The Company considers its highly liquid temporary investments with original maturities of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximate fair value because of the short-term maturity of these investments.

     INVENTORIES Inventories are stated at the lower of average cost (determined on a first-in, first-out basis) or market. During the fourth quarter of 1996, the Company recorded a $500,000 lower-of-cost-or-market adjustment to inventory. Inventories consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1996      1995
                                                                 ----      ----
Finished goods..............................................    $3,285    $4,092
Purchased parts.............................................     2,421     2,539
                                                                ------    ------
                                                                $5,706    $6,631
                                                                ======    ======

     PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation and amortization for financial reporting purposes are provided on the straight-line method over the estimated useful lives of the

                                  ENSTAR INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

respective assets which are generally three to five years. Accelerated methods are used for income tax reporting. Property and equipment consist of the following (in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               1996     1995
                                                               ----     ----
Leasehold improvements......................................  $  183   $  304
Office and computer equipment...............................   3,490    3,720
                                                              ------   ------
                                                               3,673    4,024
Less -- accumulated depreciation and amortization...........   1,931    2,571
                                                              ------   ------
                                                              $1,742   $1,453
                                                              ======   ======

     GOODWILL Goodwill is amortized on a straight-line basis over a period of 40 years. Accumulated amortization was $1,542,000 and $1,384,000 at December 31, 1996 and 1995, respectively. The Company maintains separate financial records for each of its acquired entities and evaluates its goodwill annually to determine potential impairment by comparing the carrying value to the undiscounted future cash flows of the related assets. The Company modifies the life or adjusts the value of a subsidiary's goodwill if an impairment is identified.

     ACCRUED EXPENSES Accrued expenses consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1996      1995
                                                                 ----      ----
Payroll and related benefits................................    $  701    $  749
Insurance reserves..........................................       968       905
Discontinued operations.....................................     2,000     1,614
Other.......................................................     1,105     1,895
                                                                ------    ------
                                                                $4,774    $5,163
                                                                ======    ======

     REVENUE RECOGNITION The Company recognizes revenue from product sales at the time product is shipped to a customer. Service revenue is recognized at the time service is provided or ratably over the contractual service period.

     RESEARCH AND DEVELOPMENT All research and development costs are charged to expense as incurred. Research and development expenses were approximately $1.5 million in 1996, $1 million in 1995, and $1.2 million in 1994.

     ADVERTISING The Company expenses advertising costs as incurred, except for direct response advertising, which is capitalized and amortized over its expected period of future benefit. Direct response advertising consists primarily of catalog production costs which are amortized over the estimated useful life of the publication, generally two years. Advertising costs charged to expense were approximately $1.1 million in 1996, $600,000 in 1995, and $600,000 in 1994. Deferred advertising costs included within prepaid expense was $95,000 and $25,000 at December 31, 1996 and 1995, respectively.

     NET INCOME PER SHARE Net income per share was computed based on the weighted average number of shares of North Star common stock outstanding (9,927,000, 9,650,000 and 9,704,000 for the years ended December 31, 1996, 1995 and 1994) after giving effect to the assumed exercise of North Star's outstanding stock options for North Star common stock, except when the effects are antidilutive. This weighted average number of shares was adjusted to reflect the distribution of ENStar Inc. common stock to North Star shareholders whereby one share of ENStar Inc. common stock was issued to each holder of three shares of North Star common stock.

                                  ENSTAR INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     CAPITAL STOCK The Company has available for issue 100,000,000 shares, consisting of 20,000,000 shares of preferred stock, par value of $.01 per share, of which none have been issued or are outstanding at December 31, 1996 and 80,000,000 shares of common stock, par value of $.01 per share, of which 3,306,000 were issued in February 1997 in connection with the distribution of ENStar common stock to NSU shareholders. These shares have been reported in the Company's financial statements as if they were outstanding at December 31, 1996.

     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION The Company increased its investment in its unconsolidated subsidiary by $70,000 and $122,000 and shareholders' equity by $42,000 and $73,000 during the years ended December 31, 1995 and 1994, respectively, as a result of equity transactions of CorVel. In addition, the Company had cash payments for interest of $225,000 in 1996, $247,000 in 1995, and $348,000 in 1994.

     For the year ended December 31, 1996, the Company's investment in its unconsolidated subsidiary decreased by $337,000 while shareholders' equity decreased by $170,000, net of deferred taxes. In addition, the constructive dividend for 1996, includes $1,032,000 of net assets held for sale which were transferred by the Company to North Star as discussed in Note 4.

     STOCK BASED COMPENSATION The Company utilizes the intrinsic value method of accounting for its employee stock based compensation plans. Information related to the fair value based method of accounting is contained in Note 9.

     USE OF ESTIMATES In the preparation of the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

     RECLASSIFICATIONS Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

NOTE 3 -- INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

     The Company's unconsolidated subsidiary consists of its investment in CorVel, a health care services company. CorVel has a fiscal year end of March
31. The following is unaudited summarized balance sheet and income statement information for CorVel as of, and for the twelve month period ended December 31, 1996 (in thousands):

                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
Current assets..............................................    $ 44,861
Noncurrent assets...........................................      18,267
Current liabilities.........................................      10,028
Noncurrent liabilities......................................       2,361
Revenues....................................................     118,339
Gross profit................................................      21,702
Net income..................................................       8,230

     At December 31, 1996, shareholders' equity includes approximately $5 million of unremitted earnings related to the Company's investment in CorVel. At December 31, 1996, the fair value of the Company's investment in CorVel, based on the closing market price, was approximately $35.5 million (see Note 1 for details related to the sale of a portion of this investment).

                                  ENSTAR INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4 -- NET ASSETS HELD FOR SALE

     On April 26, 1996, NSU completed the sale of Enstar's net assets held for sale. The proceeds from the sale were retained by NSU. The book value of the assets sold has been included within the constructive dividend to NSU for the year ended December 31, 1996.

NOTE 5 -- NOTES PAYABLE AND LONG-TERM DEBT

     During 1995 and a portion of 1996, Americable and Transition maintained a revolving line of credit which provided aggregate borrowings up to $5.5 million. Borrowings under this facility were based on eligible accounts receivable and inventory with interest at prime plus 1.5% (10% at December 31, 1995). Amounts outstanding under the revolving line of credit at December 31, 1995 are classified within notes payable to the bank. The credit agreement included certain restrictive covenants including minimum net worth requirements, limitations on additional indebtedness and minimum interest coverage. At December 31, 1995, Americable and Transition were in compliance with the covenants of this agreement.

     On August 9, 1996, Americable and Transition amended the terms of their revolving line of credit facility with their principal bank to provide borrowings up to $4 million and $2 million, respectively, due in June 1998. Borrowings under the amended facility are based on eligible accounts receivable and inventory with interest at prime (8.25% at December 31, 1996) with optional fixed rate advances at the London Interbank Offered Rate ("LIBOR") plus 2.5%. At December 31, 1996, there were aggregate outstanding borrowings of $1,310,000 under these revolving lines of credit. In addition, there was approximately $4.7 million of available borrowings under these credit facilities at December 31, 1996. The amended credit agreement includes certain restrictive covenants including minimum net worth requirements, limitations on additional indebtedness and minimum interest coverage, with which the Companies were in compliance.

     The carrying value of long-term debt, which approximates fair value, consists of (in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               1996     1995
                                                               ----     ----
Subordinated debentures.....................................  $  945   $   --
Term note payable...........................................      --    1,071
Other.......................................................     233      175
                                                              ------   ------
                                                               1,178    1,246
Less current maturities.....................................      28    1,088
                                                              ------   ------
                                                              $1,150   $  158
                                                              ======   ======

     During 1996, the Company registered with the Securities and Exchange Commission $10 million of debentures, of which $9,055,000 remained unissued at December 31, 1996. Subordinated debentures are unsecured and due in varying monthly installments beginning November 1998 through 2003 and had a weighted average interest rate of 9.44% at December 31, 1996.

                                  ENSTAR INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Aggregate minimum annual principal payments of long-term debt are as follows (in thousands):

                 YEARS ENDING DECEMBER 31,
                 -------------------------
1997........................................................  $   28
1998........................................................     150
1999........................................................     266
2000........................................................      39
2001........................................................      91
2002 and thereafter.........................................     604
                                                              ------
                                                              $1,178
                                                              ======

NOTE 6 -- INCOME TAXES

     The activity of the Company has been included in the income tax return of North Star. For financial reporting purposes, the Company has been allocated a provision for income taxes in an amount generally equivalent to the provision that would have resulted had the Company filed separate income tax returns. The provision for income taxes consists of the following (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                     ----------------------------
                                                     1996       1995        1994
                                                     ----       ----        ----
Current
  Federal..........................................  $ 45       $ 740       $(120)
  State............................................     9         130         (20)
                                                     ----       -----       -----
                                                       54         870        (140)
                                                     ----       -----       -----
Deferred:
  Federal..........................................   (69)       (405)       (175)
  State............................................   (10)        (60)        (25)
                                                     ----       -----       -----
                                                      (79)       (465)       (200)
                                                     ----       -----       -----
                                                     $(25)      $ 405       $(340)
                                                     ====       =====       =====

     The following is a reconciliation of income taxes at the federal statutory rate to the effective rate:

                                                         YEARS ENDED DECEMBER 31,
                                                       ----------------------------
                                                       1996        1995       1994
                                                       ----        ----       ----
Federal statutory rate...............................  (34.0)%     34.0%      (34.0)%
State income taxes...................................    (.3)       8.9        (4.3)
Goodwill amortization................................   21.1        7.0         5.1
Other................................................    3.5        1.6         0.8
                                                       -----       ----       -----
                                                        (9.7)%     51.5%      (32.4)%
                                                       =====       ====       =====

     To the extent the Company's financial reporting basis in its investment in unconsolidated subsidiaries exceeds its tax basis, and is not expected to be realized in a tax-free manner, the Company records a deferred income tax liability. At December 31, 1996, the deferred tax liability includes the initial tax effect of $1.8 million for the difference in the financial reporting and tax basis of the Company's investment in CorVel following its initial public offering along with income taxes recorded on the equity in earnings of CorVel of $869,000 in 1996, $794,000 in 1995 and $664,000 in 1994.

                                  ENSTAR INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The tax effects of the cumulative temporary differences resulting in the net deferred tax liability are as follows (in thousands):

                                                               DECEMBER 31,
                                                       -----------------------------
                                                        1996       1995       1994
                                                        ----       ----       ----
Investment in Corvel...............................    $(5,072)   $(4,339)   $(3,517)
Accrued expenses not deductible until paid.........      1,956      1,729      1,338
Other..............................................       (533)      (362)      (436)
                                                       -------    -------    -------
                                                       $(3,649)   $(2,972)   $(2,615)
                                                       =======    =======    =======

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

     LEASING COMMITMENTS The Company leases certain equipment and facilities under operating leases. The future aggregate minimum rental payments under such leases which expire at various dates through 2002 are as follows (in thousands):

        YEARS ENDING DECEMBER 31,
        -------------------------
     1997.................................    $674
     1998.................................     600
     1999.................................     598
     2000.................................     418
     2001.................................     263
     2002 and thereafter..................     101

     Certain of the leases provide for payment of taxes and other expenses. Total rent expense on all leases including month-to-month leases for the years ended December 31 was: $1,022,000 in 1996, $939,000 in 1995, and $823,000 in
1994.

     CONTINGENCIES As a result of the transfer of a substantial portion of the assets of North Star to ENStar, ENStar entered into a supplemental indenture with North Star in which ENStar assumed the obligations of North Star with respect to certain debenture indebtedness of North Star. North Star however, separately agreed to satisfy, and hold ENStar harmless from, all payment and other obligations with respect to such debenture indebtedness. Michael Foods, with stockholder equity of approximately $188 million at December 31, 1996, became obligated to repay such indebtedness within six months following the merger. ENStar will remain contingently liable for the debenture indebtedness of North Star until repaid. Michael Foods has notified holders of such debenture indebtedness that it intends to repay such indebtedness on April 15, 1997. The amount of such indebtedness, net of cash transferred to Michael Foods, was $21,250,000 at February 21, 1997, the date of the merger with Michael Foods. In addition, ENStar, through the operation of an indemnification agreement, is contingently liable for any, and all, liabilities arising from the activities of North Star, through, and including, the reorganization of North Star and Michael Foods. Under the terms of the indemnification agreement, the Company is required to maintain certain minimum levels of market capitalization or net worth for a period of five years.

NOTE 8 -- EMPLOYEE RETIREMENT PLAN

     ENStar maintains an incentive savings plan for its employees. Full-time employees that meet certain requirements are eligible to participate in the plan. Contributions are made annually, primarily at the discretion of ENStar's Board of Directors. Contributions of $189,000, $144,000, $138,000, were charged to operations in the years ended December 31, 1996, 1995 and 1994.

                                  ENSTAR INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9 -- STOCK OPTIONS

     The Company and each of its operating subsidiaries adopted employee stock option plans for the benefit of selected officers and key employees during 1996. These plans were approved by the respective Company's Board of Director's in 1996. The following is a brief summary of each of the Plans:

     ENSTAR A total of 300,000 shares of common stock are reserved for issuance under the ENStar Plan. Options are granted at or above fair market value and expire ten years after the date of grant. The 77,100 stock options issued during 1996 and outstanding at December 31, 1996 have an exercise price of $9.00 per share as determined by the Board as their best estimate of a price greater than or equal to the market value of those shares at the date of grant. The options become exercisable at a rate of 25% on the anniversary of the date of grant in each of the first four years following the grant. The fair value of the employee options granted during 1996 was $3.89 and was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants issued in 1996: no dividends to be paid, expected volatility of 57.5%, a risk-free interest rate of 5.53%, and an expected life of 3 years.

     AMERICABLE A total of 600,000 shares of Americable common stock are reserved for issuance under the Americable Plan. Options are granted at or above fair market value and expire ten years after the date of grant. The 345,000 stock options issued during 1996 and outstanding at December 31, 1996 have an exercise price of $0.83 per share as determined by the Board as their best estimate of a price greater than or equal to the market value of those shares at the date of grant. The options become exercisable at various rates over the first five years following the grant with 101,000 exercisable at December 31, 1996. The fair value of the employee options granted during 1996 was $0.52 and was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants issued in 1996: no dividends to be paid, expected volatility of 98%, a risk-free interest rate of 5.88%, and an expected life of 3 years.

     TRANSITION A total of 750,000 shares of Transition common stock are reserved for issuance under the Transition Plan. Options are granted at or above fair market value and expire ten years after the date of grant. The 298,500 stock options issued during 1996 and outstanding at December 31, 1996 have an exercise price of $1.25 per share as determined by the Board as their best estimate of a price greater than or equal to the market value of those shares at the date of grant. The options become exercisable at various rates over the first five years following the grant with 16,100 exercisable at December 31, 1996. The fair value of the employee options granted during 1996 was $0.48 and was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants issued in 1996: no dividends to be paid, expected volatility of 49%, a risk-free interest rate of 5.88%, and an expected life of 3 years.

     Had the Company or its operating subsidiaries elected to use the fair value based method of accounting for stock options, the pro forma effect on net income for 1996 would have been expense of approximately $73,000 or 2 cents per share. This may not be representative of the future effects of applying this statement.

NOTE 10 -- RELATED PARTY TRANSACTION

     At December 31, 1995, ENStar had an unsecured note receivable from North Star's majority shareholder and former chairman of the board of $257,872 which was paid in full during 1996.

                                  ENSTAR INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- GEOGRAPHIC AREA AND BUSINESS SEGMENT INFORMATION

     The Company, through Transition, has international export sales throughout the world. Substantially all of the export sales are denominated in U.S. dollars. Revenues classified by major geographic area are as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                               ----      ----      ----
Revenues from unaffiliated customers in the
  United States.............................................  $58,124   $49,668   $43,020
  Europe....................................................    4,192     3,363     2,737
  Other.....................................................    1,807     1,860     1,436
                                                              -------   -------   -------
                                                              $64,123   $54,891   $47,193
                                                              =======   =======   =======

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors of ENStar Inc.

     We have audited the accompanying consolidated balance sheets of ENStar Inc. as of December 31, 1996 and 1995, and the related consolidated statements of net income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ENStar Inc. as of December 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ GRANT THORNTON LLP

Minneapolis, Minnesota
February 19, 1997 (except for Note 1
as to which the date is February 28,
1997)

                                   REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                  ON SCHEDULE

BOARD OF DIRECTORS OF ENSTAR INC.

     In connection with our audit of the consolidated financial statements of ENStar Inc. referred to in our report dated February 19, 1997, we have also audited Schedule II for each of the three years in the period ended December 31, 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          /s/ GRANT THORNTON LLP

Minneapolis, Minnesota
February 19, 1997 (except for Note 1 as to which the date is February 28, 1997)

                                  ENSTAR INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                        FOR THE YEARS ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                                  ADDITIONS
                                                           -----------------------
                                                                          CHARGES
                                            BALANCE AT     CHARGED TO    TO OTHER                     BALANCE
                                             BEGINNING     COSTS AND     ACCOUNTS     DEDUCTIONS-    AT END OF
              DESCRIPTION                    OF PERIOD      EXPENSES     DESCRIBE     DESCRIBE(1)      PERIOD
              -----------                   ----------     ----------    --------     -----------    ---------
Allowance for Doubtful Accounts:
1994....................................       $344           $115           --          $(126)         $333
1995....................................        333            135           --            (68)          400
1996....................................        400            132           --            (92)          440

-------------------------
(1) Write off of accounts deemed uncollectible.

                               CORVEL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    YEAR ENDED MARCH 31,
                                                       ----------------------------------------------
                                                          1994             1995              1996
                                                          ----             ----              ----
Revenues...........................................    $80,619,000      $95,783,000      $109,052,000
Costs and Expenses
Cost of revenues...................................     67,331,000       78,950,000        88,937,000
General and administrative.........................      6,057,000        7,186,000         8,106,000
                                                       -----------      -----------      ------------
                                                        73,388,000       86,136,000        97,043,000
                                                       -----------      -----------      ------------
Income before income taxes.........................      7,231,000        9,647,000        12,009,000
Income tax provision...............................      2,821,000        3,762,000         4,684,000
                                                       -----------      -----------      ------------
Net Income.........................................    $ 4,410,000      $ 5,885,000      $  7,325,000
                                                       ===========      ===========      ============
Net income per common and common equivalent
  share............................................    $      1.01      $      1.30      $       1.57
                                                       ===========      ===========      ============
Weighted average shares outstanding................      4,369,000        4,542,000         4,674,000

          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                        MARCH 31,
                                                                --------------------------
                                                                   1995           1996
                                                                   ----           ----
ASSETS
Current Assets
  Cash and cash equivalents.................................    $13,211,000    $17,113,000
  Accounts receivable (less allowance for doubtful accounts
     of $825,000 in 1995 and $1,268,000 in 1996)............     15,868,000     18,394,000
  Prepaid taxes and expenses................................        182,000        545,000
  Deferred income taxes.....................................      1,809,000      2,032,000
                                                                -----------    -----------
       Total current assets.................................     31,070,000     38,084,000
                                                                -----------    -----------
Property and equipment, net.................................      8,872,000     11,468,000
Other assets................................................      4,023,000      4,432,000
                                                                -----------    -----------
                                                                $43,965,000    $53,984,000
                                                                ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts and taxes payable................................    $ 2,357,000    $ 3,057,000
  Accrued liabilities.......................................      4,628,000      4,246,000
                                                                -----------    -----------
       Total current liabilities............................      6,985,000      7,303,000
                                                                -----------    -----------
Deferred income taxes.......................................      1,226,000      1,370,000
Commitments and contingencies
Stockholders' equity
Common stock, $.0001 par value: 20,000,000 shares
  authorized; 4,238,250 and 4,593,675 shares issued and
  outstanding at March 31, 1995 and 1996, respectively
Paid in capital.............................................     24,169,000     26,401,000
Retained earnings...........................................     11,585,000     18,910,000
                                                                -----------    -----------
       Total stockholders' equity...........................     35,754,000     45,311,000
                                                                -----------    -----------
                                                                $43,965,000    $53,984,000
                                                                ===========    ===========

        See accompanying notes to the consolidated financial statements.

                               CORVEL CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              COMMON      COMMON STOCK                       TOTAL
                                               STOCK           AND          RETAINED     SHAREHOLDERS'
                                              SHARES     PAID IN CAPITAL    EARNINGS        EQUITY
                                              ------     ---------------    --------     -------------
Balance -- March 31, 1993..................  3,706,649     $19,067,000     $ 1,290,000    $20,357,000
  Stock issued under employee stock
     purchase plan.........................     20,448         295,000                        295,000
  Stock issued under employee stock option
     plan and related income tax
     benefits..............................    344,098       2,263,000                      2,263,000
  Net income...............................                                  4,410,000      4,410,000
                                             ---------     -----------     -----------    -----------
Balance -- March 31, 1994..................  4,071,195      21,625,000       5,700,000     27,325,000
  Stock issued under employee stock
     purchase plan.........................     19,634         374,000                        374,000
  Stock issued under employee stock option
     plan and related income tax
     benefits..............................    147,421       2,170,000                      2,170,000
  Net income...............................                                  5,885,000      5,885,000
                                             ---------     -----------     -----------    -----------
Balance -- March 31, 1995..................  4,238,250      24,169,000      11,585,000     35,754,000
                                             ---------     -----------     -----------    -----------
  Stock issued under employee stock
     purchase plan.........................     18,384         444,000                        444,000
  Stock issued under employee stock option
     plan and related income tax benefits,
     net of shares repurchased upon
     exercise..............................    337,041       1,788,000                      1,788,000
  Net income...............................                                  7,325,000      7,325,000
                                             ---------     -----------     -----------    -----------
Balance -- March 31, 1996..................  4,593,675     $26,401,000     $18,910,000    $45,311,000
                                             =========     ===========     ===========    ===========

          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED MARCH 31,
                                                         --------------------------------------
                                                            1994         1995          1996
                                                            ----         ----          ----
Cash flows from operating activities
  Net income...........................................  $4,410,000   $ 5,885,000   $ 7,325,000
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Depreciation and amortization.....................   2,363,000     2,335,000     3,048,000
     Deferred income taxes.............................     546,000       (44,000)      (79,000)
     Loss on write down and disposal of
       property and equipment..........................      75,000        39,000        23,000
     Changes in operating assets and liabilities
       Accounts receivable.............................  (1,976,000)   (2,657,000)   (2,526,000)
       Prepaid income taxes and expenses...............    (144,000)      795,000      (363,000)
       Accounts and taxes payable......................     378,000        27,000       700,000
       Accrued liabilities.............................   1,085,000       538,000      (382,000)
       Other assets....................................      33,000      (425,000)     (511,000)
                                                         ----------   -----------   -----------
  Net cash provided by operating activities............   6,770,000     6,493,000     7,235,000
                                                         ----------   -----------   -----------
Cash flows from investing activities
  Purchases of property and equipment..................  (4,406,000)   (4,219,000)   (5,565,000)
                                                         ----------   -----------   -----------
  Net cash used in investing activities................  (4,406,000)   (4,219,000)   (5,565,000)
Cash flows from financing activities
  Proceeds and tax benefits from exercise of stock
     options...........................................   2,558,000     2,544,000     2,232,000
                                                         ----------   -----------   -----------
  Net cash provided by financing activities............   2,558,000     2,544,000     2,232,000
                                                         ----------   -----------   -----------
Increase in cash and cash equivalents..................   4,922,000     4,818,000     3,902,000
Cash and cash equivalents at beginning of year.........   3,471,000     8,393,000    13,211,000
                                                         ----------   -----------   -----------
Cash and cash equivalents at end of year...............  $8,393,000   $13,211,000   $17,113,000
                                                         ==========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION: CorVel Corporation (the Company) provides services and programs nationwide that are designed to enable insurance carriers, third party administrators and employers with self-insured programs to administer, manage and control the cost of workers compensation benefits.

     BASIS OF PRESENTATION: The consolidated financial statements include the accounts of CorVel Corporation and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     The consolidated financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of March 31, 1995 and 1996 and revenues and expenses for the three years ending March 31, 1996. Estimates made by the Company relate primarily to the valuation of accounts receivable and estimation of accrued liabilities. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS: Cash and cash equivalents consists of short-term highly-liquid investments with maturities of 90 days or less when purchased. The carrying amounts of the Company's financial instruments approximate their relative fair values at March 31, 1995 and 1996.

     CONCENTRATIONS OF CREDIT RISK: The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. No customer represented 10% of accounts receivable at March 31, 1995 and 1996. Receivables generally are due within 60 days. Credit losses relating to customers in the workers compensation insurance industry consistently have been within management's expectations.

     PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation and amortization is provided using the straight-line and accelerated methods over the estimated useful lives of the assets which range from three to seven years.

     LONG-LIVED ASSETS: The Company elected the early adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (Statement No. 121). In accordance with Statement No. 121, long-lived assets and certain identifiable intangibles held and used by the Company will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     OTHER ASSETS: Other assets consists primarily of the excess of the purchase price over the estimated fair value of the net assets of businesses acquired (goodwill) and is being amortized on a straight-line basis over periods not exceeding 40 years. Goodwill amounted to $3,344,000 (net of accumulated amortization of $652,000) at March 31, 1995 and $3,636,000 (net of accumulated amortization of $754,000) at March 31, 1996.

     REVENUE RECOGNITION: The Company's revenues are recognized primarily as services are rendered based on time and expenses incurred. A certain portion of the Company's revenues are derived from fee schedule auditing which is based on the number of provider charges audited and, to a limited extent, on a percentage of savings achieved for the Company's clients. Accounts receivable includes $1,318,000 and $1,527,000 of unbilled receivables at March 31, 1995 and 1996, respectively. No one customer accounted for more than 10% of consolidated revenues during the years ended March 31, 1994, 1995 and 1996.

     INCOME TAXES: The consolidated financial statements reflect the application of Statement of Financial Accounting Standards No. 109 -- "Accounting for Income Taxes".

     INCOME PER SHARE: Income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year.

     STOCK OPTIONS: The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards

                               CORVEL CORPORATION

No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) in October 1995. SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company may continue to account for its plans under previous standards. The Company does not expect to adopt the new accounting standards, consequently, SFAS No. 123 will not have an impact on the Company's consolidated results of operations or financial position. However, proforma disclosures of net earnings and earnings per share will be made in fiscal 1997, as if the SFAS No. 123 accounting standards had been adopted.

NOTE B -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at March 31:

                                                           1995           1996
                                                           ----           ----
Office equipment and computers......................    $11,074,000    $15,542,000
Computer software...................................      3,490,000      4,207,000
Leasehold improvements..............................        356,000        613,000
                                                        -----------    -----------
                                                         14,920,000     20,362,000
Less: accumulated depreciation and amortization.....      6,048,000      8,894,000
                                                        -----------    -----------
                                                        $ 8,872,000    $11,468,000
                                                        ===========    ===========

NOTE C -- ACCRUED LIABILITIES

     Accrued liabilities consists of the following at March 31:

                                                             1995          1996
                                                             ----          ----
Payroll and related benefits..........................    $2,327,000    $2,366,000
Self insurance reserves...............................     1,017,000       737,000
Other.................................................     1,284,000     1,143,000
                                                          ----------    ----------
                                                          $4,628,000    $4,246,000
                                                          ==========    ==========

NOTE D -- INCOME TAXES

     The income tax provision consists of the following for the three years ended March 31:

                                                1994           1995          1996
                                                ----           ----          ----
Current -- Federal.......................    $ 1,903,000    $3,172,000    $ 4,045,000
Current -- State.........................        372,000       634,000        718,000
Tax benefits from option exercises.......     (1,403,000)     (991,000)    (4,245,000)
Utilization of net operating loss........                     (538,000)
                                             -----------    ----------    -----------
     Subtotal............................        872,000     2,277,000        518,000
                                             -----------    ----------    -----------
Deferred -- Federal......................        460,000       (37,000)      (102,000)
Deferred -- State........................         86,000        (7,000)        23,000
                                             -----------    ----------    -----------
     Subtotal............................        546,000       (44,000)       (79,000)
                                             -----------    ----------    -----------
Charge in lieu of income taxes
  attributable to tax benefits from stock
  option exercises and utilization of net
  operating loss carryovers..............      1,403,000     1,529,000      4,245,000
                                             -----------    ----------    -----------
                                             $ 2,821,000    $3,762,000    $ 4,684,000
                                             ===========    ==========    ===========

                               CORVEL CORPORATION

     The following is a reconciliation of the income tax provision from the statutory federal income tax rate to the effective rate for the three years ended March 31 (35% for the three fiscal years ended March 31, 1996):

                                             1994             1995             1996
                                             ----             ----             ----
Federal statutory income tax rate.....    $2,531,000       $3,377,000       $4,203,000
State income taxes, net of federal
  benefit.............................       300,000          399,000          446,000
Goodwill amortization.................        35,000           35,000           37,000
Other.................................       (45,000)         (49,000)          (2,000)
                                          ----------       ----------       ----------
                                          $2,821,000       $3,762,000       $4,684,000
                                          ==========       ==========       ==========

     Income taxes paid totaled $925,000, $1,100,000 and $1,193,000 for the years ended March 31, 1994, 1995, and 1996, respectively. At March 31, 1994, the Company had net operating loss (NOL's) carryforwards of $1,600,000 for income tax purposes, expiring in 2007 for financial reporting purposes. A valuation allowance of $538,000 was recorded in 1994 to offset the deferred tax assets related to the NOL's. This $538,000 valuation allowance was applied to additional paid in capital in 1995 since the related NOL's were principally attributable to deductions for the exercise of non qualified stock options in 1994.

     Deferred taxes at March 31, 1995 and 1996 are:

                                                         1995              1996
                                                         ----              ----
Deferred tax assets:
  Accrued liabilities not currently deductible....    $ 1,525,000       $ 1,310,000
  Allowance for doubtful accounts.................        284,000           495,000
  Other...........................................              0           227,000
                                                      -----------       -----------
Deferred assets...................................      1,809,000         2,032,000
Deferred tax liabilities:
  Excess of tax under book basis of fixed
     assets.......................................     (1,226,000)       (1,370,000)
                                                      -----------       -----------
  Deferred liability..............................     (1,226,000)       (1,370,000)
                                                      -----------       -----------
Net deferred tax asset............................    $   583,000       $   662,000
                                                      ===========       ===========

NOTE E -- STOCK OPTION PLAN

     Under the Company's Restated 1988 Executive Stock Option Plan, as amended, options for up to 1,335,000 shares of the Company's common stock may be granted to key employees, nonemployee directors and consultants at prices not less than 85% of the fair value of the stock at the date of grant as determined by the Board. Options granted under the Plan may be either incentive stock options or non-statutory stock options

                               CORVEL CORPORATION
and are generally exercisable beginning one year from the date of grant and vest monthly thereafter for three years. Summarized information for this Plan follows:

                                               1994           1995            1996
                                               ----           ----            ----
Options outstanding at the beginning of
  the year..............................        687,980        444,040         404,539
Options granted.........................        111,635         88,850          81,300
Options exercised.......................        338,998        110,421         105,672
Options canceled........................         16,577         17,930          16,756
                                            -----------    -----------    ------------
Options outstanding at the end of the
  year..................................        444,040        404,539         363,411
                                            ===========    ===========    ============
At the end of the year:
Prices of outstanding options...........    $.01-$22.75    $.33-$26.50    $8.67-$31.50
Average price per share.................         $11.36         $15.11          $18.33
Exercisable options.....................        182,920        199,484         182,575
Options available for future grants.....        137,908        266,988         202,444

     In addition to options granted under the Plan, the Company's President was issued an option to purchase 750,000 shares of common stock at an exercise price of $.0001 per share in January 1988. Options to purchase 5,100, 37,000, and 362,900 shares of common stock were exercised in fiscal 1994, 1995 and 1996, respectively. As of March 31, 1996, options to purchase 60,000 shares of common stock were outstanding, all of which were exercisable at a nominal price.

NOTE F -- EMPLOYEE STOCK PURCHASE PLAN

     In fiscal 1992, the Company's Board of Directors approved the 1991 Employee Stock Purchase Plan, as amended, that provides for the issuance of up to 150,000 shares of the Company's common stock. Under the plan, participating employees are granted nontransferable, six-month options on October 1 and April 1 of each year. These options entitle employees to purchase the number of whole shares that their individual payroll deduction authorizations indicate can be purchased at the end of the six-month period at 85% of the fair market value of the Company's common stock at the date of grant or on the last day of the six-month period, whichever is less. Employees are allowed to participate up to 20% of their gross pay. Summarized plan information is as follows:

                                                    1994       1995       1996
                                                    ----       ----       ----
Employee contributions..........................  $295,000   $374,000   $444,000
Shares acquired.................................    20,448     19,634     18,384
Average purchase price..........................    $14.43     $19.02     $24.15

NOTE G -- COMMITMENTS AND CONTINGENCIES

     The Company leases office facilities under noncancelable operating leases. Future minimum rental commitments under operating leases at March 31, 1996 are $3,576,000 in fiscal 1997, $2,491,000 in fiscal 1998, $1,375,000 in fiscal 1999,
$793,000 in fiscal 2000, $256,000 in fiscal 2001, and none thereafter. Total rental expense of $3,080,000, $3,559,000, and $3,901,000 was charged to operations for the years ended March 31, 1994, 1995, and 1996, respectively.

     The Company is involved in litigation arising in the normal course of business. The Company believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position and results of the operations of the Company.

                               CORVEL CORPORATION

NOTE H -- SAVINGS PLAN

     The Company maintains a retirement savings plan for its employees which is a qualified plan under section 401(k) of the Internal Revenue Code. Full time employees that meet certain requirements are eligible to participate in the plan. Contributions are made annually primarily at the discretion of the Company's Board of Directors. Contributions of $133,000, $157,000, and $50,000, were charged to operations for the years ended March 31, 1994, 1995, and 1996, respectively.

NOTE I -- QUARTERLY RESULTS

     The following is a summary of unaudited results of operations for the two years ended March 31, 1995 and 1996:

                                                                                    NET INCOME PER
                                                                                   COMMON AND COMMON
                                          REVENUES     GROSS PROFIT   NET INCOME   EQUIVALENT SHARE
                                          --------     ------------   ----------   -----------------
FISCAL YEAR ENDED MARCH 31, 1995:
First Quarter..........................  $22,071,000     $3,844,000   $1,344,000         $.30
Second Quarter.........................   22,921,000      4,008,000    1,402,000          .31
Third Quarter..........................   24,701,000      4,313,000    1,507,000          .33
Fourth Quarter.........................   26,090,000      4,668,000    1,632,000          .35
FISCAL YEAR ENDED MARCH 31, 1996:
First Quarter..........................  $26,779,000     $4,856,000   $1,701,000         $.37
Second Quarter.........................   26,863,000      4,989,000    1,818,000          .39
Third Quarter..........................   27,082,000      5,127,000    1,887,000          .40
Fourth Quarter.........................   28,328,000      5,143,000    1,919,000          .41

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
CorVel Corporation

     We have audited the accompanying consolidated balance sheets of CorVel Corporation as of March 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and this schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CorVel Corporation at March 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relationship to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                          /s/  ERNST & YOUNG LLP

Orange County, California
May 8, 1996

                               CORVEL CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                              NINE MONTHS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                  1995               1996
                                                                  ----               ----
REVENUES....................................................   $80,724,000        $90,011,000
Cost of Revenues............................................    65,752,000         73,452,000
                                                               -----------        -----------
Gross profit................................................    14,972,000         16,559,000
General and administrative expenses.........................     6,108,000          6,380,000
                                                               -----------        -----------
Income before income taxes..................................     8,864,000         10,179,000
Income tax provision........................................     3,458,000          3,868,000
                                                               -----------        -----------
NET INCOME..................................................   $ 5,406,000        $ 6,311,000
                                                               ===========        ===========
Net income per common and common equivalent share...........   $      1.16        $      1.33
                                                               ===========        ===========
Weighted average common and common equivalent shares........     4,657,000          4,752,000

          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,    DECEMBER 31,
                                                                 1996           1996
                                                               ---------    ------------
                                                                            (UNAUDITED)
ASSETS
Current Assets
  Cash and cash equivalents.................................  $17,113,000   $23,077,000
  Accounts receivable, net..................................   18,394,000    20,275,000
  Prepaid taxes and expenses................................      545,000       159,000
  Deferred income taxes.....................................    2,032,000     1,350,000
                                                              -----------   -----------
     Total current assets...................................   38,084,000    44,861,000
                                                              -----------   -----------
Property and Equipment, Net.................................   11,468,000    12,638,000
Other Assets................................................    4,432,000     5,629,000
                                                              -----------   -----------
          TOTAL ASSETS......................................  $53,984,000   $63,128,000
                                                              ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable..........................................  $ 3,057,000   $ 4,883,000
  Accrued liabilities.......................................    4,246,000     5,145,000
                                                              -----------   -----------
     Total current liabilities..............................    7,303,000    10,028,000
                                                              -----------   -----------
Deferred income taxes.......................................    1,370,000     2,361,000
Stockholders' Equity
Common stock................................................           --            --
Paid-in-capital.............................................   26,401,000    27,637,000
Treasury stock..............................................           --    (2,119,000)
Retained earnings...........................................   18,910,000    25,221,000
                                                              -----------   -----------
     Total stockholders' equity.............................   45,311,000    50,739,000
                                                              -----------   -----------
          TOTAL LIABILITIES AND EQUITY......................  $53,984,000   $63,128,000
                                                              ===========   ===========

          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     NINE MONTHS ENDED
                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                   1995             1996
                                                                   ----             ----
                                                                        (UNAUDITED)
Cash flows from operating activities
  Net income................................................    $ 5,406,000      $ 6,311,000
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................      2,186,000        2,981,000
     Changes in operating assets and liabilities
       Accounts receivable..................................     (1,892,000)      (1,881,000)
       Prepaid taxes and expenses...........................        374,000        1,068,000
       Accounts payable.....................................      1,046,000        1,826,000
       Accrued liabilities..................................        665,000          899,000
       Income taxes payable.................................       (461,000)         991,000
       Other assets.........................................       (660,000)         (88,000)
                                                                -----------      -----------
  Net cash provided by operating activities.................      6,664,000       12,107,000
                                                                -----------      -----------
Cash flows from investing activities
  Net assets purchased in acquisition.......................             --       (1,375,000)
  Additions to property and equipment.......................     (4,145,000)      (3,885,000)
                                                                -----------      -----------
  Net cash used in investing activities.....................     (4,145,000)      (5,260,000)
                                                                -----------      -----------
Cash flows from financing activities
Repurchase of common stock..................................             --       (2,119,000)
Sale of common and exercise of stock options and related
  tax benefits..............................................      1,632,000        1,236,000
                                                                -----------      -----------
  Net cash provided by financing activities.................      1,632,000         (883,000)
                                                                -----------      -----------
Increase (decrease) in cash:................................      4,151,000        5,964,000
Cash and cash equivalents at beginning......................     13,211,000       17,113,000
                                                                -----------      -----------
Cash and cash equivalents at end............................    $17,362,000      $23,077,000
                                                                ===========      ===========

          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                                  (UNAUDITED)

A. BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the year ended March 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended March 31, 1996 included in the Company's registration statement on Form 10-K.

B. EARNINGS PER SHARE

     Earnings per common and common equivalent shares were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the quarter.

                                                                     SCHEDULE II

                               CORVEL CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                 ADDITIONS
                                                          ------------------------
                                            BALANCE AT    CHARGED TO    CHARGED TO                  BALANCE AT
                                            BEGINNING     COSTS AND       OTHER                       END OF
                                            OF PERIOD      EXPENSES      ACCOUNTS     DEDUCTIONS      PERIOD
                                            ----------    ----------    ----------    ----------    ----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
  Year Ended March 31, 1996:............     $825,000      $500,000        $--         $57,000      $1,268,000
  Year Ended March 31, 1995:............      725,000       100,000         --              --         825,000
  Year Ended March 31, 1994:............      485,000       240,000         --              --         725,000

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Additional Information..................    2
Prospectus Summary......................    3
Risk Factors............................    6
The Company.............................   13
Ratio of Earnings to Fixed Charges......   14
Use of Proceeds.........................   14
Plan of Distribution....................   14
Selected Financial Data.................   16
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition.............................   17
Business................................   22
Management..............................   32
Principal Shareholders..................   37
Description of Debentures...............   38
Validity of Debentures..................   42
Experts.................................   42
Index to Consolidated Financial
  Statements............................  F-1

======================================================

======================================================
                                  ENSTAR INC.
                                 8.00% TWO YEAR
                                9.75% FIVE YEAR
                                11.00% TEN YEAR

                            SUBORDINATED DEBENTURES
                              --------------------

                                   PROSPECTUS
                              --------------------
                                 APRIL 4, 1997

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